CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED
2007 NOV 30 A 6:22

Our Ref: CSA/CPA6/5(e)

21st November 2007

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07028318

SUPPL

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the shareholders' circular of the Company for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

DF/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

Dlw 12/3

P:\WC\CPA6-5\Letter\CPA6-5-General Correspondence.doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cathay Pacific Airways Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

Major Transaction

Purchase of 7 Boeing 777-300ER Aircraft and 10 Boeing 747-8 Freighters

CATHAY PACIFIC

21st November 2007

CONTENTS

DEFINITIONS

In this circular the following expressions have the following meanings unless the context requires otherwise:

Agreements	(1) The supplemental agreement dated 8th November 2007 to the Purchase Agreement pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell 7 Boeing 777-300ER aircraft; and (2) The purchase agreement dated 8th November 2007 pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell 10 Boeing 747-8 freighters.
Air China	Air China Limited, a company incorporated in the People's Republic of China and listed on the Stock Exchange, the principal activity of which is the operation of scheduled airline services.
Board	The board of Directors.
Boeing Aircraft	7 Boeing 777-300ER aircraft and 10 Boeing 747-8 freighters to be purchased by CPAS pursuant to the Agreements.
Boeing Company	The Boeing Company, a corporation organised and existing under the General Corporation Law of the State of Delaware, U.S.A., the principal activity of which is aircraft manufacturing.
Cathay Pacific or CX or Company	Cathay Pacific Airways Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, the principal activity of which is the operation of scheduled airline services.
CITIC	CITIC Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
CPAS	Cathay Pacific Aircraft Services Limited, a company incorporated in the Isle of Man and wholly owned by Cathay Pacific, the principal activity of which is to act as an aircraft acquisition facilitator.
Directors	The directors of Cathay Pacific.
Group	Cathay Pacific and its subsidiaries.
HAECO	Hong Kong Aircraft Engineering Company Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, whose principal activity is the provision of overhaul and maintenance services for commercial aircraft.
Latest Practicable Date	15th November 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange.
Model Code	Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules.

Previous Aircraft Purchase	The acquisition by CPAS of: (a) 12 Boeing 777-300ER aircraft pursuant to the Purchase Agreement, in respect of which the Company published an announcement dated 14th December 2005 and dispatched a circular to shareholders dated 22nd December 2005; (b) 2 Boeing 777-300ER aircraft pursuant to a supplemental agreement dated 1st June 2006 to the Purchase Agreement, in respect of which the Company published an announcement dated 1st June 2006 and dispatched a circular to shareholders dated 8th June 2006; (c) 6 Boeing 747-400ERF freighters pursuant to a purchase agreement dated 22nd June 2006 between CPAS and Boeing Company, in respect of which the Company published an announcement dated 22nd June 2006 and dispatched a circular to shareholders dated 29th June 2006; and (d) 5 Boeing 777-300ER aircraft pursuant to a supplemental agreement dated 7th August 2007 to the Purchase Agreement, in respect of which the Company published an announcement dated 7th August 2007 and dispatched a circular to shareholders dated 22nd August 2007.
Purchase Agreement	The aircraft purchase agreement dated 14th December 2005 entered into by CPAS and Boeing Company pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell certain Boeing 777-300ER aircraft.
SFO	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
Shareholders	The shareholders of the Company.
Stock Exchange	The Stock Exchange of Hong Kong Limited.
Swire	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
Transaction	The purchase by the Company of the Boeing Aircraft pursuant to the Agreements.

(Incorporated in Hong Kong with limited liability)

LETTER FROM THE BOARD

Executive Directors
Christopher Pratt (Chairman)
Robert Atkinson
John Slosar
Augustus Tang
Tony Tyler

Non- Executive Directors
Philip Chen
Martin Cubbon
Henry Fan
James Hughes-Hallett
Li Jiaxiang
Vernon Moore
Robert Woods
Zhang Lan
Leslie Chang (Alternate Director to Henry Fan)

Independent Non-Executive Directors
Peter Lee
Raymond Or
Jack So
Tung Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

Principal Office:
7th Floor, North Tower
Cathay Pacific City
8 Scenic Road
Hong Kong International Airport
Lantau
Hong Kong

21st November 2007

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION
PURCHASE OF 7 BOEING 777-300ER AIRCRAFT AND 10 BOEING 747-8 FREIGHTERS

INTRODUCTION

Reference is made to the Company's announcement dated 8th November 2007 regarding the Agreements entered into by CPAS and Boeing Company on 8th November 2007, pursuant to which CPAS has agreed to purchase 7 Boeing 777-300ER aircraft and 10 Boeing 747-8 freighters from Boeing Company.

The Transaction constitutes a major transaction of the Company under the Listing Rules.

The purpose of this circular is to set out further details of the Transaction.

AGREEMENTS dated 8th November 2007

(1) Parties to the Transaction

(i) CPAS, as the purchaser

(ii) Boeing Company, as the vendor

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Boeing Company and its ultimate beneficial owner are third parties independent of and not connected with Cathay Pacific or any of its connected persons.

(2) Aircraft to be acquired

Boeing Aircraft, i.e. 7 Boeing 777-300ER aircraft and 10 Boeing 747-8 freighters.

As at the Latest Practicable Date, the Company's fleet totals 110 aircraft, comprising 91 passenger aircraft and 19 freighter aircraft.

(3) Consideration

The aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price of the Boeing Aircraft is approximately US$2.0 billion for the 7 Boeing 777-300ER aircraft and approximately US$3.2 billion for the 10 Boeing 747-8 freighters. With regard to the Boeing Aircraft, Boeing Company has granted to CPAS significant price concessions which may be used towards the payment for the Boeing Aircraft. Such price concessions were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Boeing Aircraft is lower than the aircraft basic price mentioned above. The Transaction was negotiated and entered into in accordance with customary business practice. The Directors confirm that the extent of the price concessions granted to CPAS in the Transaction is comparable with the price concessions that CPAS had obtained in each of the Previous Aircraft Purchase. The Company believes that there is no impact of the price concessions obtained in the Transaction on the unit operating cost of the Company's fleet. It is normal business practice of the global airline industry to disclose the aircraft basic price, instead of the actual price, for aircraft acquisitions. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Company's cost for the Transaction and will therefore not be in the interest of the Company and the Shareholders as a whole. The Company has applied to the Stock Exchange for a waiver from strict compliance of Rules 14.58(4) and 14.66(1) of the Listing Rules in respect of disclosure of the actual consideration of the Boeing Aircraft.

(4) Payment and delivery terms

The consideration for the purchase of each of the Boeing Aircraft is payable in cash in six instalments, with the first five instalments to be paid prior to delivery of each aircraft and the balance, being a substantial portion of the consideration, to be paid upon delivery of the aircraft. The Company is expecting to take delivery of the Boeing Aircraft from 2009 to 2012.

(5) Source of funding

The Transaction will be funded through commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations.

(6) Reasons for, and benefits of, the Transaction

The Boeing Aircraft will replenish and expand the fleet capacity of the Company. They will principally serve destinations in North America and Europe. The Company expects that the Boeing Aircraft will deliver improved payload range capability at competitive operating costs whilst providing high standards of passenger comfort and safety. The Directors consider that the terms of the Transaction are fair and reasonable and in the interests of the shareholders as a whole.

(7) Shareholders' approval

As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

The Company has received written approval for the Transaction from a closely allied group of shareholders, namely Swire and CITIC which currently own 1,572,332,028 shares (39.91%) and 687,895,263 shares (17.46%) respectively of the issued share capital of the Company. Swire and CITIC are parties to the shareholders agreement in relation to Cathay Pacific referred to in the Company's announcement dated 8th June 2006. Each of Swire and CITIC and their associates does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder would be required to abstain from voting if the Company were to convene a general meeting pursuant to Rule 14.44 of the Listing Rules and therefore the Company will not be convening a shareholders' meeting to approve the Transaction.

EFFECT OF TRANSACTION

As mentioned above, the Transaction will be financed by commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations. The Transaction will therefore increase the Group's fixed assets and liabilities. The Transaction may also result in an increase in the Group's debt-to-equity ratio. The total cash outflow of the Company in the next twelve months in respect of the Transaction is approximately US$66 million. However, the Company does not expect the Transaction to have any material negative impact on its cash flow position or its business operations.

Save as described above, the Transaction is not expected to have any material impact on earnings, assets and liabilities of the Group.

FINANCIAL AND OPERATIONAL PROSPECTS

As disclosed in the 2006 annual report of the Company dated 7th March 2007, for the financial year ended 31st December 2006, the Group's total turnover reached HK$60,783 million, representing an increase of 19.4% over 2005. The Directors consider that rising aviation fuel prices and increased competition in the airline business will present new challenges for the Group. However, the Directors view the future prospects during the current financial year of the Company with confidence and believe that the Group is well placed to continue to develop its business in line with its strategy.

WORKNG CAPITAL

After taking into account the financial resources available including liquid funds, internally generated funds and available banking facilities, the Directors are of the opinion that the Group, in the absence of unforeseen circumstances, will have sufficient working capital for the next 12 months following the date of this circular.

ADDITIONAL INFORMATION

Your attention is also drawn to the information set out in the appendices to this circular.

By order of the Board
Cathay Pacific Airways Limited
Christopher Pratt
Chairman

APPENDIX I – FINANCIAL INFORMATION OF THE GROUP

I. SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS

The following audited consolidated profit and loss accounts of the Group for the three years ended 31st December 2006 and the consolidated balance sheets of the Group as at 31st December 2006, 2005 and 2004 are extracted from the Company's annual reports for the year ended 31st December 2006, 2005 and 2004.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	For the years ended 31 December		
	2006 HK$M	2005 HK$M	2004 HK$M
Turnover			
Passenger services	35,155	30,274	26,407
Cargo services	14,251	12,852	11,395
Catering, recoveries and other services	11,377	7,783	4,959
Total turnover	60,783	50,909	42,761
Expenses			
Staff	(9,950)	(9,025)	(8,842)
Inflight service and passenger expenses	(2,347)	(2,033)	(1,758)
Landing, parking and route expenses	(8,066)	(6,947)	(6,121)
Fuel	(20,214)	(15,588)	(9,321)
Aircraft maintenance	(5,330)	(4,527)	(3,784)
Aircraft depreciation and operating leases	(5,283)	(4,893)	(4,379)
Other depreciation and operating leases	(862)	(790)	(814)
Commissions	(668)	(555)	(529)
Others	(2,845)	(2,408)	(1,966)
Operating expenses	(55,565)	(46,766)	(37,514)
Operating profit	5,218	4,143	5,247
Finance charges	(1,818)	(1,605)	(1,628)
Finance income	1,353	1,161	1,045
Net finance charges	(465)	(444)	(583)
Share of profits of associates	301	269	298
Profit before tax	5,054	3,968	4,962
Taxation	(782)	(500)	(446)
Profit for the year	4,272	3,468	4,516
Profit attributable to			
Cathay Pacific shareholders	4,088	3,298	4,417
Minority interests	184	170	99
	4,272	3,468	4,516
Dividends			
Interim – paid	786	676	674
Final – proposed	1,259	947	1,520
Special – paid	1,259	–	–
	3,304	1,623	2,194
Earnings per share			
Basic	115.9¢	97.7¢	131.4¢
Diluted	115.7¢	97.4¢	130.7¢
Dividend per share	84.0¢	48.0¢	65.0¢

CONSOLIDATED BALANCE SHEET

	As at 31st December		
	2006 HK$M	2005 HK$M	2004 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets	58,086	50,156	50,259
Intangible assets	7,473	260	348
Investments in associates	8,966	1,731	1,743
Other long-term receivables and investments	3,406	5,453	5,589
	77,931	57,600	57,939
Long-term liabilities	(33,956)	(27,745)	(27,698)
Related pledged security deposits	8,164	8,853	10,036
Net long-term liabilities	(25,792)	(18,892)	(17,662)
Retirement benefit obligations	(170)	(72)	(102)
Deferred taxation	(6,600)	(6,460)	(7,280)
	(32,562)	(25,424)	(25,044)
Net non-current assets	45,369	32,176	32,895
Current assets and liabilities			
Stock	800	657	524
Trade and other receivables	8,735	6,538	5,347
Liquid funds	15,624	13,459	11,474
	25,159	20,654	17,345
Current portion of long-term liabilities	(7,503)	(4,849)	(7,096)
Related pledged security deposits	1,352	1,286	2,127
Net current portion of long-term liabilities	(6,151)	(3,563)	(4,969)
Trade and other payables	(11,098)	(7,625)	(7,163)
Unearned transportation revenue	(4,671)	(3,864)	(3,622)
Taxation	(2,902)	(2,527)	(1,497)
	(24,822)	(17,579)	(17,251)
Net current assets	337	3,075	94
Net assets	45,706	35,251	32,989
CAPITAL AND RESERVES			
Share capital	787	676	674
Reserves	44,767	34,292	32,181
Funds attributable to Cathay Pacific shareholders	45,554	34,968	32,855
Minority interests	152	283	134
Total equity	45,706	35,251	32,989

II. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31ST DECEMBER 2006

The following audited financial statements of the Group are extracted from the Company's annual report for the year ended 31st December 2006. All such financial information should be read in conjunction with the Company's 2006 annual report.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31st December 2006

	Note	**2006 HK$M**	2005 HK$M	**2006 US$M**	2005 US$M
Turnover					
Passenger services		**35,155**	30,274	**4,507**	3,881
Cargo services		**14,251**	12,852	**1,827**	1,648
Catering, recoveries and other services		**11,377**	7,783	**1,459**	998
Total turnover	1	**60,783**	50,909	**7,793**	6,527
Expenses					
Staff		**(9,950)**	(9,025)	**(1,276)**	(1,157)
Inflight service and passenger expenses		**(2,347)**	(2,033)	**(301)**	(261)
Landing, parking and route expenses		**(8,066)**	(6,947)	**(1,034)**	(891)
Fuel		**(20,214)**	(15,588)	**(2,592)**	(1,999)
Aircraft maintenance		**(5,330)**	(4,527)	**(683)**	(580)
Aircraft depreciation and operating leases		**(5,283)**	(4,893)	**(677)**	(627)
Other depreciation and operating leases		**(862)**	(790)	**(111)**	(101)
Commissions		**(668)**	(555)	**(86)**	(71)
Others		**(2,845)**	(2,408)	**(364)**	(309)
Operating expenses		**(55,565)**	(46,766)	**(7,124)**	(5,996)
Operating profit	2	**5,218**	4,143	**669**	531
Finance charges		**(1,818)**	(1,605)	**(233)**	(206)
Finance income		**1,353**	1,161	**173**	149
Net finance charges	3	**(465)**	(444)	**(60)**	(57)
Share of profits of associates	11	**301**	269	**39**	35
Profit before tax		**5,054**	3,968	**648**	509
Taxation	4	**(782)**	(500)	**(100)**	(64)
Profit for the year		**4,272**	3,468	**548**	445
Profit attributable to					
Cathay Pacific shareholders	5	**4,088**	3,298	**524**	423
Minority interests		**184**	170	**24**	22
		4,272	3,468	**548**	445
Dividends					
Interim – paid	6	**786**	676	**101**	87
Special – paid	6	**1,259**	–	**161**	–
Final – proposed	6	**1,259**	947	**161**	121
		3,304	1,623	**423**	208
Earnings per share					
Basic	7	**115.9¢**	97.7¢	**14.9¢**	12.5¢
Diluted	7	**115.7¢**	97.4¢	**14.8¢**	12.5¢
Dividend per share	6	**84.0¢**	48.0¢	**10.8¢**	6.2¢

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 16 to 47 form part of these accounts.

CONSOLIDATED BALANCE SHEET

at 31st December 2006

	Note	2006 HK$M	2005 HK$M	2006 US$M	2005 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	8	**58,086**	50,156	**7,447**	6,430
Intangible assets	9	**7,473**	260	**958**	33
Investments in associates	11	**8,966**	1,731	**1,149**	222
Other long-term receivables and investments	12	**3,406**	5,453	**437**	699
		77,931	57,600	**9,991**	7,384
Long-term liabilities		**(33,956)**	(27,745)	**(4,353)**	(3,557)
Related pledged security deposits		**8,164**	8,853	**1,047**	1,135
Net long-term liabilities	13	**(25,792)**	(18,892)	**(3,306)**	(2,422)
Retirement benefit obligations	14	**(170)**	(72)	**(22)**	(9)
Deferred taxation	15	**(6,600)**	(6,460)	**(846)**	(828)
		(32,562)	(25,424)	**(4,174)**	(3,259)
Net non-current assets		**45,369**	32,176	**5,817**	4,125
Current assets and liabilities					
Stock		**800**	657	**103**	84
Trade and other receivables	16	**8,735**	6,538	**1,120**	838
Liquid funds	17	**15,624**	13,459	**2,003**	1,726
		25,159	20,654	**3,226**	2,648
Current portion of long-term liabilities		**(7,503)**	(4,849)	**(962)**	(622)
Related pledged security deposits		**1,352**	1,286	**173**	165
Net current portion of long-term liabilities	13	**(6,151)**	(3,563)	**(789)**	(457)
Trade and other payables	18	**(11,098)**	(7,625)	**(1,423)**	(978)
Unearned transportation revenue		**(4,671)**	(3,864)	**(599)**	(495)
Taxation		**(2,902)**	(2,527)	**(372)**	(324)
		(24,822)	(17,579)	**(3,183)**	(2,254)
Net current assets		**337**	3,075	**43**	394
Net assets		**45,706**	35,251	**5,860**	4,519
CAPITAL AND RESERVES					
Share capital	19	**787**	676	**101**	87
Reserves	20	**44,767**	34,292	**5,739**	4,396
Funds attributable to Cathay Pacific shareholders		**45,554**	34,968	**5,840**	4,483
Minority interests		**152**	283	**20**	36
Total equity		**45,706**	35,251	**5,860**	4,519

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 16 to 47 form part of these accounts.

Christopher Pratt
Director
Hong Kong, 7th March 2007

Henry Fan
Director

COMPANY BALANCE SHEET

at 31st December 2006

	Note	2006 HK$M	2005 HK$M	2006 US$M	2005 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	8	**42,115**	41,680	**5,399**	5,343
Intangible assets	9	**83**	83	**11**	11
Investments in subsidiaries	10	**20,290**	11,360	**2,601**	1,456
Investments in associates	11	**6,972**	60	**894**	8
Other long-term receivables and investments	12	**1,500**	3,792	**192**	486
		70,960	56,975	**9,097**	7,304
Long-term liabilities		**(27,850)**	(25,503)	**(3,570)**	(3,269)
Related pledged security deposits		**2,412**	3,200	**309**	410
Net long-term liabilities	13	**(25,438)**	(22,303)	**(3,261)**	(2,859)
Retirement benefit obligations	14	**(203)**	(127)	**(26)**	(16)
Deferred taxation	15	**(5,085)**	(6,234)	**(652)**	(799)
		(30,726)	(28,664)	**(3,939)**	(3,674)
Net non-current assets		**40,234**	28,311	**5,158**	3,630
Current assets and liabilities					
Stock		**708**	643	**90**	82
Trade and other receivables	16	**6,400**	6,166	**821**	790
Liquid funds	17	**4,639**	4,887	**595**	627
		11,747	11,696	**1,506**	1,499
Current portion of long-term liabilities		**(6,640)**	(4,807)	**(851)**	(616)
Related pledged security deposits		**962**	400	**123**	51
Net current portion of long-term liabilities	13	**(5,678)**	(4,407)	**(728)**	(565)
Trade and other payables	18	**(8,872)**	(7,565)	**(1,137)**	(971)
Unearned transportation revenue		**(4,315)**	(3,864)	**(553)**	(495)
Taxation		**(2,634)**	(2,484)	**(338)**	(318)
		(21,499)	(18,320)	**(2,756)**	(2,349)
Net current liabilities		**(9,752)**	(6,624)	**(1,250)**	(850)
Net assets		**30,482**	21,687	**3,908**	2,780
CAPITAL AND RESERVES					
Share capital	19	**787**	676	**101**	87
Reserves	20	**29,695**	21,011	**3,807**	2,693
Total equity		**30,482**	21,687	**3,908**	2,780

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 16 to 47 form part of these accounts.

Christopher Pratt
Director
Hong Kong, 7th March 2007

Henry Fan
Director

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st December 2006

	Note	2006 HK$M	2005 HK$M	2006 US$M	2005 US$M
Operating activities					
Cash generated from operations	21	**11,122**	8,706	**1,426**	1,116
Dividends received from associates	11	**241**	170	**31**	22
Interest received		**267**	163	**34**	21
Net interest paid		**(1,006)**	(671)	**(129)**	(86)
Tax paid		**(2,107)**	(971)	**(270)**	(125)
Net cash inflow from operating activities		**8,517**	7,397	**1,092**	948
Investing activities					
Purchase of a subsidiary	22	**94**	–	**12**	–
Sales of fixed assets		**58**	21	**7**	3
Net decrease/(increase) in long-term receivables and investments		**41**	(232)	**5**	(30)
Receipts from repayment of loan and capital reduction from associates		**1**	108	**-**	14
Receipts from disposal of an investment		**-**	117	**-**	15
Payments for fixed and intangible assets		**(5,311)**	(4,354)	**(680)**	(558)
Purchase of an associate		**(4,082)**	–	**(523)**	–
Net increase in liquid funds other than cash and cash equivalents		**(110)**	(120)	**(14)**	(15)
Net cash outflow from investing activities		**(9,309)**	(4,460)	**(1,193)**	(571)
Financing activities					
New financing		**11,058**	5,486	**1,418**	703
Net cash benefit from financing arrangements		**358**	343	**46**	44
Shares issued	19	**52**	78	**7**	10
Loan and finance lease repayments		**(5,786)**	(4,807)	**(742)**	(616)
Security deposits placed		**(210)**	(91)	**(27)**	(11)
Dividends paid – to shareholders		**(2,992)**	(2,196)	**(384)**	(282)
– to minority interests		**(286)**	(21)	**(37)**	(3)
Net cash inflow/(outflow) from financing activities		**2,194**	(1,208)	**281**	(155)
Increase in cash and cash equivalents		**1,402**	1,729	**180**	222
Cash and cash equivalents at 1st January		**4,267**	2,657	**547**	341
Effect of exchange differences		**98**	(119)	**12**	(16)
Cash and cash equivalents at 31st December	23	**5,767**	4,267	**739**	547

The consideration of the purchase of a subsidiary is set out in note 22 to the accounts.

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 16 to 47 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31st December 2006

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 1st January 2006	676	26,492	7,531	228	30	11	34,968	283	35,251
Acquisition of additional interest in subsidiaries and associates	–	612	–	(260)	–	–	352	–	352
Changes in cash flow hedges									
– recognised during the year	–	–	–	–	(679)	–	(679)	–	(679)
– deferred tax recognised	–	–	–	–	78	–	78	–	78
– transferred to profit for the year	–	–	–	–	(71)	–	(71)	–	(71)
Revaluation surplus/(deficit) recognised during the year	–	–	–	938	–	(40)	898	–	898
Exchange differences	–	–	–	–	–	91	91	–	91
Net gain/(loss) recognised directly in equity	–	612	–	678	(672)	51	669	–	669
Profit for the year	–	4,088	–	–	–	–	4,088	184	4,272
Total recognised profit/(loss) for the year	–	4,700	–	678	(672)	51	4,757	184	4,941
2005 final dividend	–	(947)	–	–	–	–	(947)	–	(947)
2006 interim dividend	–	(786)	–	–	–	–	(786)	–	(786)
2006 special dividend	–	(1,259)	–	–	–	–	(1,259)	–	(1,259)
Acquisition of minority interests	–	–	–	–	–	–	–	(29)	(29)
Dividends paid to minority interests	–	–	–	–	–	–	–	(286)	(286)
Issue of new shares	110	–	8,659	–	–	–	8,769	–	8,769
Share options exercised	1	–	51	–	–	–	52	–	52
Total transactions with shareholders	111	(2,992)	8,710	–	–	–	5,829	(315)	5,514
At 31st December 2006	787	28,200	16,241	906	(642)	62	45,554	152	45,706

The notes on pages 16 to 47 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31st December 2005

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 31st December 2004	674	25,496	7,455	493	(1,285)	22	32,855	134	32,989
Prior year adjustment for financial derivatives	–	(106)	–	–	–	–	(106)	–	(106)
At 1st January 2005	674	25,390	7,455	493	(1,285)	22	32,749	134	32,883
Changes in cash flow hedges									
– recognised during the year	–	–	–	–	1,212	–	1,212	–	1,212
– deferred tax recognised	–	–	–	–	(165)	–	(165)	–	(165)
– transferred to profit for the year	–	–	–	–	268	–	268	–	268
Revaluation deficit recognised during the year	–	–	–	(265)	–	–	(265)	–	(265)
Exchange differences	–	–	–	–	–	(11)	(11)	–	(11)
Net (loss)/gain recognised directly in equity	–	–	–	(265)	1,315	(11)	1,039	–	1,039
Profit for the year	–	3,298	–	–	–	–	3,298	170	3,468
Total recognised profit/(loss) for the year	–	3,298	–	(265)	1,315	(11)	4,337	170	4,507
2004 final dividend	–	(1,520)	–	–	–	–	(1,520)	–	(1,520)
2005 interim dividend	–	(676)	–	–	–	–	(676)	–	(676)
Dividends paid to minority interests	–	–	–	–	–	–	–	(21)	(21)
Share options exercised	2	–	76	–	–	–	78	–	78
Total transactions with shareholders	2	(2,196)	76	–	–	–	(2,118)	(21)	(2,139)
At 31st December 2005	676	26,492	7,531	228	30	11	34,968	283	35,251

The notes on pages 16 to 47 form part of these accounts.

COMPANY STATEMENT OF CHANGES IN EQUITY

for the year ended 31st December 2006

			Non-distributable				
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve HK$M	Total equity HK$M
At 1st January 2006	676	13,192	7,531	202	65	21	21,687
Changes in cash flow hedges							
– recognised during the year	–	–	–	–	(669)	–	(669)
– deferred tax recognised	–	–	–	–	78	–	78
– transferred to profit for the year	–	–	–	–	(69)	–	(69)
Revaluation surplus							
– recognised during the year	–	–	–	786	–	–	786
– transferred to investments in associates	–	–	–	(188)	–	–	(188)
Net gain/(loss) recognised directly in equity	–	–	–	598	(660)	–	(62)
Profit for the year	–	3,028	–	–	–	–	3,028
Total recognised profit/(loss) for the year	–	3,028	–	598	(660)	–	2,966
2005 final dividend	–	(947)	–	–	–	–	(947)
2006 interim dividend	–	(786)	–	–	–	–	(786)
2006 special dividend	–	(1,259)	–	–	–	–	(1,259)
Issue of new shares	110	–	8,659	–	–	–	8,769
Share options exercised	1	–	51	–	–	–	52
Total transactions with shareholders	111	(2,992)	8,710	–	–	–	5,829
At 31st December 2006	787	13,228	16,241	800	(595)	21	30,482

The notes on pages 16 to 47 form part of these accounts.

COMPANY STATEMENT OF CHANGES IN EQUITY

for the year ended 31st December 2005

	Share capital HK$M	Retained profit HK$M	Non-distributable: Share premium HK$M	Non-distributable: Investment revaluation reserve HK$M	Non-distributable: Cash flow hedge reserve HK$M	Non-distributable: Capital redemption reserve HK$M	Total equity HK$M
At 31st December 2004	674	13,123	7,455	469	(1,421)	21	20,321
Prior year adjustment for financial derivatives	–	(106)	–	–	–	–	(106)
At 1st January 2005	674	13,017	7,455	469	(1,421)	21	20,215
Changes in cash flow hedges							
– recognised during the year	–	–	–	–	1,210	–	1,210
– deferred tax recognised	–	–	–	–	(165)	–	(165)
– transferred to profit for the year	–	–	–	–	441	–	441
Revaluation deficit recognised during the year	–	–	–	(267)	–	–	(267)
Net (loss)/gain recognised directly in equity	–	–	–	(267)	1,486	–	1,219
Profit for the year	–	2,371	–	–	–	–	2,371
Total recognised profit/(loss) for the year	–	2,371	–	(267)	1,486	–	3,590
2004 final dividend	–	(1,520)	–	–	–	–	(1,520)
2005 interim dividend	–	(676)	–	–	–	–	(676)
Share options exercised	2	–	76	–	–	–	78
Total transactions with shareholders	2	(2,196)	76	–	–	–	(2,118)
At 31st December 2005	676	13,192	7,531	202	65	21	21,687

The notes on pages 16 to 47 form part of these accounts.

1. Turnover

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties.

(a) Primary reporting by geographical segment

	2006 HK$M	2005 HK$M
Turnover by origin of sale:		
North Asia		
– Hong Kong and Mainland China	**24,855**	20,256
– Japan, Korea and Taiwan	**9,757**	8,432
South West Pacific and South Africa	**4,015**	3,747
South East Asia and Middle East	**7,019**	5,870
Europe	**7,016**	6,150
North America	**8,121**	6,454
	60,783	50,909

South West Pacific and South Africa includes Australia, New Zealand and Southern Africa. Europe includes Continental Europe, the United Kingdom, Scandinavia, Russia, Baltic and Turkey. South East Asia and Middle East includes Singapore, Indonesia, Malaysia, Thailand, the Philippines, Vietnam, Indian sub-continent and Middle East. North America includes U.S.A., Canada and Latin America.

Analysis of turnover and profit by geographical segment:

The analysis of turnover by origin of sale is derived by allocating revenue to the area in which the sale was made. Management considers that it is not meaningful to allocate cost on this basis and accordingly segment results are not disclosed.

Analysis of net assets by geographical segment:

The major revenue earning asset is the aircraft fleet which is registered in Hong Kong and is employed across its worldwide route network. Management considers that there is no suitable basis for allocating such assets and related liabilities to geographical segments. Accordingly, segment assets, segment liabilities and other segment information is not disclosed.

1. Turnover *(continued)*

(b) Secondary reporting by business segment

	2006 HK$M	2005 HK$M
Revenue – external sales		
– Passenger services	**35,155**	30,274
– Cargo services	**14,251**	12,852
	49,406	43,126
Unallocated revenue		
– Catering, recoveries and other services	**11,377**	7,783
	60,783	50,909

The Group is engaged in two main business segments: in passenger business and in freight traffic through the Company and two subsidiaries. Catering services, recoveries and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment:

The major revenue earning asset is the aircraft fleet which is jointly used by the passenger services and cargo services segments. Management considers it is not appropriate to allocate such assets between the two segments as there is no suitable basis for so doing. Accordingly, analysis of net assets by business segment is not disclosed.

2. Operating profit

	2006 HK$M	2005 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	**1,766**	1,853
– Owned	**2,489**	2,110
Amortisation of intangible assets	**40**	44
Operating lease rentals		
– Land and buildings	**434**	382
– Aircraft and related equipment	**1,379**	1,258
– Others	**37**	36
Operating lease income		
– Aircraft and related equipment	**(123)**	(11)
Cost of stock expensed	**1,552**	1,427
Exchange differences	**(272)**	(156)
Auditors' remuneration	**8**	6
Income from unlisted investments	**(166)**	(119)
Income from listed investments	**(25)**	(6)

3. Net finance charges

	2006 HK$M	2005 HK$M
Net interest charges comprise:		
- Obligations under finance leases	**1,434**	1,436
- Interest income on related security deposits, notes and bonds	**(609)**	(726)
	825	710
- Bank loans and overdrafts	**326**	117
- Other loans wholly repayable within five years	**58**	39
	1,209	866
Income from liquid funds:		
- Funds with investment managers and other liquid investments	**(462)**	(259)
- Bank deposits and other receivables	**(267)**	(169)
	(729)	(428)
Financial derivatives:		
- Interest income	**(15)**	(7)
- Interest expenses	**-**	13
	(15)	6
	465	444

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

4. Taxation

	2006 HK$M	2005 HK$M
Current tax expenses		
- Hong Kong profits tax	**61**	61
- Overseas tax	**362**	327
- Under/(over) provisions for prior years	**162**	(72)
Deferred tax		
- Origination and reversal of temporary differences	**197**	184
	782	500

Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

4. Taxation *(continued)*

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

	2006 HK$M	2005 HK$M
Consolidated profit before tax	**5,054**	3,968
Notional tax calculated at Hong Kong profits tax rate of 17.5% (2005: 17.5%)	**(884)**	(694)
Expenses not deductible for tax purposes	**(200)**	(184)
Tax provisions (under)/over provided in prior years	**(162)**	72
Effect of different tax rates in overseas jurisdictions	**292**	294
Tax losses recognised/(unused tax losses not recognised)	**34**	(97)
Income not subject to tax	**138**	109
Tax charge	**(782)**	(500)

Further information on deferred tax is shown in note 15 to the accounts.

5. Profit attributable to shareholders

Of the profit attributable to Cathay Pacific shareholders, a profit of HK$3,028 million (2005: HK$2,371 million) has been dealt with in the accounts of the Company.

6. Dividends

	2006 HK$M	2005 HK$M
2006 interim dividend paid on 3rd October 2006 of HK¢20 per share (2005: HK¢20 per share)	**786**	676
2006 special dividend paid on 20th November 2006 of HK¢32 per share	**1,259**	–
2006 final dividend proposed on 7th March 2007 of HK¢32 per share (2005: HK¢28 per share)	**1,259**	947
	3,304	1,623

7. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$4,088 million (2005: HK$3,298 million) by the daily weighted average number of shares in issue throughout the year of 3,526 million (2005: 3,377 million) shares and 3,533 million (2005: 3,386 million) shares respectively with the latter adjusted for the effects of the share options.

	2006 Million	2005 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,526**	3,377
Deemed issue of ordinary shares for no consideration	**7**	9
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,533**	3,386

8. Fixed assets

	Aircraft and related equipment		Other equipment		Buildings	
	Owned HK$M	Leased HK$M	Owned HK$M	Leased HK$M	Owned HK$M	Total HK$M
Group						
Cost						
At 1st January 2006	**35,270**	**41,110**	**2,329**	**547**	**4,522**	**83,778**
Exchange differences	**(1)**	**–**	**–**	**–**	**–**	**(1)**
Additions	**4,087**	**988**	**194**	**–**	**3**	**5,272**
Purchase of a subsidiary	**5,900**	**2,934**	**320**	**–**	**677**	**9,831**
Disposals	**(304)**	**–**	**(156)**	**–**	**–**	**(460)**
Transfers	**3,310**	**(3,310)**	**–**	**–**	**–**	**–**
At 31st December 2006	**48,262**	**41,722**	**2,687**	**547**	**5,202**	**98,420**
At 1st January 2005	29,557	43,181	2,304	547	4,522	80,111
Exchange differences	3	–	2	–	2	7
Additions	3,448	435	118	–	–	4,001
Disposals	(244)	–	(95)	–	(2)	(341)
Transfers	2,506	(2,506)	–	–	–	–
At 31st December 2005	35,270	41,110	2,329	547	4,522	83,778
Accumulated depreciation						
At 1st January 2006	**17,825**	**12,486**	**1,607**	**281**	**1,423**	**33,622**
Charge for the year	**2,162**	**1,742**	**157**	**24**	**170**	**4,255**
Purchase of a subsidiary	**1,401**	**1,000**	**126**	**–**	**275**	**2,802**
Disposals	**(191)**	**–**	**(154)**	**–**	**–**	**(345)**
Transfers	**1,727**	**(1,727)**	**–**	**–**	**–**	**–**
At 31st December 2006	**22,924**	**13,501**	**1,736**	**305**	**1,868**	**40,334**
At 1st January 2005	13,833	12,942	1,556	258	1,263	29,852
Exchange differences	–	–	1	–	1	2
Charge for the year	1,805	1,830	144	23	161	3,963
Disposals	(99)	–	(94)	–	(2)	(195)
Transfers	2,286	(2,286)	–	–	–	–
At 31st December 2005	17,825	12,486	1,607	281	1,423	33,622
Net book value						
At 31st December 2006	**25,338**	**28,221**	**951**	**242**	**3,334**	**58,086**
At 31st December 2005	17,445	28,624	722	266	3,099	50,156

8. Fixed assets *(continued)*

	Aircraft and related equipment		Other equipment		Buildings	
	Owned HK$M	Leased HK$M	Owned HK$M	Leased HK$M	Owned HK$M	Total HK$M
Company						
Cost						
At 1st January 2006	**28,587**	**41,325**	**773**	**547**	**397**	**71,629**
Additions	**3,385**	**751**	**153**	**–**	**–**	**4,289**
Disposals	**(301)**	**–**	**(108)**	**–**	**–**	**(409)**
Transfers	**6,017**	**(6,017)**	**–**	**–**	**–**	**–**
At 31st December 2006	**37,688**	**36,059**	**818**	**547**	**397**	**75,509**
At 1st January 2005	22,240	44,238	787	547	399	68,211
Additions	3,674	–	65	–	–	3,739
Disposals	(240)	–	(79)	–	(2)	(321)
Transfers	2,913	(2,913)	–	–	–	–
At 31st December 2005	28,587	41,325	773	547	397	71,629
Accumulated depreciation						
At 1st January 2006	**15,332**	**13,336**	**639**	**281**	**361**	**29,949**
Charge for the year	**1,948**	**1,689**	**57**	**24**	**21**	**3,739**
Disposals	**(187)**	**–**	**(107)**	**–**	**–**	**(294)**
Transfers	**2,795**	**(2,795)**	**–**	**–**	**–**	**–**
At 31st December 2006	**19,888**	**12,230**	**589**	**305**	**382**	**33,394**
At 1st January 2005	11,495	13,748	668	258	341	26,510
Charge for the year	1,650	1,874	50	23	22	3,619
Disposals	(99)	–	(79)	–	(2)	(180)
Transfers	2,286	(2,286)	–	–	–	–
At 31st December 2005	15,332	13,336	639	281	361	29,949
Net book value						
At 31st December 2006	**17,800**	**23,829**	**229**	**242**	**15**	**42,115**
At 31st December 2005	13,255	27,989	134	266	36	41,680

8. Fixed assets *(continued)*

(a) Finance leased assets

Certain aircraft are subject to leases with purchase options to be exercised at the end of the respective leases. The remaining lease terms range from 1 to 12 years. Some of the rent payments are on a floating basis which are generally linked to market rates of interest. All leases permit subleasing rights subject to appropriate consent from lessors. Early repayment penalties would be payable on some of the leases should they be terminated prior to their specified expiry dates.

(b) Operating leased assets

Certain aircraft, buildings and other equipment are under operating leases.

Under the operating lease arrangements for aircraft, the lease rentals are fixed and subleasing is not allowed. At 31st December 2006, four Boeing 747-400s (2005: three), four Airbus A340-300s (2005: four), three Airbus A340-600s (2005: three), fourteen Airbus A330-300s (2005: three), five Airbus A320-200s (2005: nil) and four Airbus A321-200s (2005: nil), most with purchase options, held under operating leases were not capitalised. The estimated capitalised value of these leases being the present value of the aggregate future lease payments is HK$6,707 million (2005: HK$2,347 million).

Operating leases for buildings and other equipment are normally set with fixed rental payments with options to renew the leases upon expiry at new terms.

The future minimum lease payments payable under operating leases committed as at 31st December 2006 for each of the following periods are as follows:

	2006 HK$M	2005 HK$M
Aircraft and related equipment:		
– within one year	**1,968**	941
– after one year but within five years	**8,206**	3,880
– after five years	**4,548**	4,706
	14,722	9,527
Buildings and other equipment:		
– within one year	**348**	232
– after one year but within five years	**478**	339
– after five years	**122**	129
	948	700
	15,670	10,227

(c) Advance payments are made to manufacturers for aircraft and related equipment to be delivered in future years. Advance payments included in owned aircraft and related equipment amounted to HK$2,651 million (2005: HK$2,036 million) for the Group and HK$424 million (2005: HK$222 million) for the Company. No depreciation is provided on these advance payments.

(d) Security, including charges over the assets concerned and relevant insurance policies, is provided to the leasing companies or other parties that provide the underlying finance. Further information is provided under note 13 to the accounts.

9. Intangible assets

	Group			Company
	Goodwill HK$M	Computer systems HK$M	Total HK$M	Computer systems HK$M
Cost				
At 1st January 2006	**176**	**582**	**758**	**558**
Additions	**7,214**	**39**	**7,253**	**39**
Purchase of a subsidiary	**–**	**15**	**15**	**–**
At 31st December 2006	**7,390**	**636**	**8,026**	**597**
At 1st January 2005	176	640	816	617
Additions	–	61	61	60
Disposals	–	(119)	(119)	(119)
At 31st December 2005	176	582	758	558
Accumulated amortisation				
At 1st January 2006	**–**	**498**	**498**	**475**
Charge for the year	**–**	**40**	**40**	**39**
Purchase of a subsidiary	**–**	**15**	**15**	**–**
At 31st December 2006	**–**	**553**	**553**	**514**
At 1st January 2005	–	468	468	445
Charge for the year	–	44	44	44
Disposals	–	(14)	(14)	(14)
At 31st December 2005	–	498	498	475
Net book value				
At 31st December 2006	**7,390**	**83**	**7,473**	**83**
At 31st December 2005	176	84	260	83

The carrying amount of goodwill allocated to the airline operation is HK$7,351 million (2005: HK$137 million). The addition of the goodwill relates to the acquisition of Dragonair. In accordance with HKAS 36 "Impairment of Assets" the Group completed its annual impairment test for goodwill allocated to the Group's various cash generating units ("CGUs") by comparing their recoverable amounts to their carrying amounts as at the balance sheet date. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on five-year financial budgets, with reference to past performance and expectations for market development, approved by management. Cash flows beyond the five-year period are extrapolated with an estimated general annual growth rate which does not exceed the long-term average growth rate for the business in which the CGU operates. The discount rates used of approximately 9% are pre-tax and reflect specific risk related to the relevant segments. Management believes that any reasonably foreseeable change in any of the above key assumptions would not cause the carrying amount of goodwill to exceed the recoverable amount.

10. Subsidiaries

	Company 2006 HK$M	Company 2005 HK$M
Unlisted shares at cost	**216**	214
Other investments at cost	**12,899**	15,220
Net amounts due (to)/from subsidiaries		
– Loan accounts	**(1,147)**	(4,327)
– Current accounts	**8,322**	253
	20,290	11,360

On 8th June 2006, the Company, Air China, CNAC, CITIC Pacific and Swire Pacific entered into a Restructuring Agreement in respect of which a joint announcement dated 8th June 2006 was published and a circular dated 6th July 2006 was sent to shareholders. The transactions contemplated under this agreement were approved at an Extraordinary General Meeting held on 22nd August 2006 and were completed on 28th September 2006. Under this agreement, the Company increased its shareholding in Dragonair from 17.8% to 100% by acquiring 82.2% of Dragonair's issued shares for a total consideration of HK$8,221 million satisfied by a combination of the issue of 548,045,724 new shares of the Company ("new Cathay Shares") at an issue price of HK$13.50 per share and HK$822 million in cash. The issue price of the new Cathay Shares was determined following arm's length negotiation between the parties, in particular with reference to the current and recent average trading price of the shares of the Company as of 8th June 2006. Upon completion of the Restructuring Agreement on 28th September 2006, Dragonair became a wholly owned subsidiary of the Company. For definition of terms, please refer to Directors' Report on page 30 of the Company's 2006 Annual Report.

The valuation of Dragonair was determined following arm's length negotiation between the parties, based on the underlying value of Dragonair, as reflected in the prevailing market price of CNAC, and having regard to the trading multiples of comparable airlines. The goodwill arising on the acquisition of Dragonair is principally attributable to the benefits to the Company of full ownership of Dragonair and potential synergies arising from a combination of the businesses.

Included in the profit attributable to Cathay Pacific shareholders for the year, HK$28 million was Dragonair's profit shared by the Group since the acquisition date.

The Group's turnover and profit attributable to Cathay Pacific shareholders for the year would be HK$68,896 million and HK$4,225 million respectively if the acquisition was effected at the beginning of the year.

Principal subsidiaries are listed on pages 46 and 47.

11. Associates

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Hong Kong listed shares at cost (Market value: HK$13,763 million, 2005: HK$2,716 million)	**-**	–	**6,964**	52
Unlisted shares at cost	**-**	–	**17**	17
Share of net assets				
– listed in Hong Kong	**6,705**	975	**-**	-
– unlisted	**349**	755	**-**	–
Goodwill	**1,912**	–	**-**	-
	8,966	1,730	**6,981**	69
Less: Impairment loss	**-**	–	**(9)**	(9)
Loan to an associate	**-**	1	**-**	-
	8,966	1,731	**6,972**	60
Share of profits of associates				
– listed	**232**	170	**-**	–
– unlisted	**69**	99	**-**	–
	301	269	**-**	-
Dividends received and receivable from associates	**241**	170	**196**	63

	2006 HK$M	2005 HK$M
Summarised financial information of associates:		
Assets	**96,009**	16,615
Liabilities	**(55,313)**	(8,913)
Equity	**40,696**	7,702
Turnover	**11,411**	14,092
Profit for the year	**1,046**	1,101

Under the Restructuring Agreement, the Company subscribed in cash for 1,179,151,364 shares of Air China at an aggregate subscription price of HK$4,068 million in September 2006. Upon completion of the Restructuring Agreement, together with the 10% interest previously held as long-term investment, the Company has acquired 17.3%interest in the share capital of Air China. As the Company has significant influence over Air China by demonstrating the power to participate in its financial and operating policy decisions, Air China is regarded as an associate.

In respect of the year ended 31st December 2006, Air China was included in the consolidated accounts based on the most recent available financial statements drawn up to 30th September 2006, but taking into account any changes in the subsequent period from 1st October 2006 to 31st December 2006 that would materially affect the results. The Group has taken advantage of the provision contained in HKAS 28 "Investments in Associates" whereby it is permitted to include the attributable share of associates' results based on accounts drawn up to a non-coterminous period end where the difference must be no greater than three months.

Principal associates are listed on page 47.

12. Other long-term receivables and investments

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Investments at fair value				
- listed in Hong Kong	**132**	2,489	**-**	2,311
- unlisted	**1,139**	981	**1,057**	981
Leasehold land rental prepayments	**1,685**	1,477	**-**	-
Loans and other receivables	**450**	506	**443**	500
	3,406	5,453	**1,500**	3,792

Leasehold land is held under medium-term leases in Hong Kong with a total unamortised value of HK$1,727 million (2005: HK$1,513 million).

13. Long-term liabilities

		2006		2005	
	Note	**Current HK$M**	**Non-current HK$M**	Current HK$M	Non-current HK$M
Group					
Long-term loans	(a)	**3,603**	**10,856**	1,652	4,611
Obligations under finance leases	(b)	**2,548**	**14,936**	1,911	14,281
		6,151	**25,792**	3,563	18,892
Company					
Long-term loans	(a)	**3,099**	**7,451**	1,388	3,648
Obligations under finance leases	(b)	**2,579**	**17,987**	3,019	18,655
		5,678	**25,438**	4,407	22,303

13. Long-term liabilities *(continued)*

(a) Long-term loans

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Bank loans				
- secured	**7,290**	3,416	**3,482**	2,255
- unsecured	**3,726**	1,423	**3,625**	1,423
Other loans				
- secured	**273**	309	**273**	309
- unsecured	**3,170**	1,115	**3,170**	1,049
	14,459	6,263	**10,550**	5,036
Amount due within one year included under current liabilities	**(3,603)**	(1,652)	**(3,099)**	(1,388)
	10,856	4,611	**7,451**	3,648
Repayable as follows:				
Bank loans				
- within one year	**3,526**	1,556	**3,022**	1,324
- after one year but within two years	**1,407**	299	**887**	205
- after two years but within five years	**3,069**	1,561	**1,496**	1,135
- after five years	**3,014**	1,423	**1,702**	1,014
	11,016	4,839	**7,107**	3,678
Other loans				
- within one year	**77**	96	**77**	64
- after one year but within two years	**82**	69	**82**	69
- after two years but within five years	**3,284**	1,259	**3,284**	1,225
	3,443	1,424	**3,443**	1,358
Amount due within one year included under current liabilities	**(3,603)**	(1,652)	**(3,099)**	(1,388)
	10,856	4,611	**7,451**	3,648

Borrowings other than bank loans are repayable on various dates up to 2011 at interest rates between 3.06% and 4.24% per annum while bank loans are repayable up to 2018.

Long-term loans and other liabilities of the Group and the Company not wholly repayable within five years amounted to HK$6,382 million and HK$3,482 million respectively (2005: HK$2,707 million and HK$2,040 million).

As at 31st December 2006, the Group and the Company had long-term liabilities which were defeased by funds and other investments totalling HK$20,631 million and HK$16,561 million respectively (2005: HK$19,873 million and HK$19,873 million). Accordingly, these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

13. Long-term liabilities *(continued)*

(b) Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2007 to 2018. The future payments under these finance leases are as follows:

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Within one year	**4,831**	4,029	**4,296**	4,170
After one year but within two years	**3,444**	4,097	**3,561**	4,152
After two years but within five years	**10,118**	9,758	**12,162**	11,638
After five years	**15,875**	16,056	**12,963**	14,893
Total future payments	**34,268**	33,940	**32,982**	34,853
Interest charges relating to future periods	**(7,268)**	(7,609)	**(9,042)**	(9,579)
Present value of future payments	**27,000**	26,331	**23,940**	25,274
Security deposits, notes and zero coupon bonds	**(9,516)**	(10,139)	**(3,374)**	(3,600)
Amounts due within one year included under current liabilities	**(2,548)**	(1,911)	**(2,579)**	(3,019)
	14,936	14,281	**17,987**	18,655

The present value of future payments is repayable as follows:

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Within one year	**3,900**	3,197	**3,541**	3,419
After one year but within two years	**2,654**	3,261	**2,961**	3,445
After two years but within five years	**8,107**	7,658	**9,951**	9,529
After five years	**12,339**	12,215	**7,487**	8,881
	27,000	26,331	**23,940**	25,274

As at 31st December 2006, the Group and the Company had obligations under finance leases which were defeased by funds and other investments amounting to HK$8,775 million and HK$1,084 million respectively (2005: HK$8,507 million and HK$1,080 million). Accordingly these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

(c) Long-term liabilities by currency at the year end are summarised below:

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
US dollar	**20,236**	16,045	**19,739**	19,145
Euro	**2,649**	2,746	**3,407**	3,459
Hong Kong dollar	**5,196**	1,457	**3,625**	1,424
Singapore dollar	**3,170**	1,049	**3,170**	1,049
Pound sterling	**355**	688	**355**	688
Japanese yen	**337**	470	**820**	945
	31,943	22,455	**31,116**	26,710

Further information on long-term liabilities is shown in note 28 to the accounts.

14. Retirement benefits

The Group operates various defined benefit and defined contribution retirement schemes for its employees in Hong Kong and in certain overseas locations. The assets of these schemes are held in funds administered by independent trustees. The retirement schemes in Hong Kong are registered under and comply with the Occupational Retirement Schemes Ordinance and the Mandatory Provident Fund Schemes Ordinance ("MPFSO"). Most of the employees engaged outside Hong Kong are covered by appropriate local arrangements.

The Group operates the following principal schemes:

(a) Defined benefit retirement schemes

The Swire Group Retirement Benefit Scheme ("SGRBS") in Hong Kong, in which the Company and Cathay Pacific Catering Services (H.K.) Limited ("CPCS") are participating employers, provides resignation and retirement benefits to its members, which include the Company's cabin attendants who joined before September 1996 and other locally engaged employees who joined before June 1997, upon their cessation of service. The Company and CPCS meet the full cost of all benefits due by SGRBS to their employee members who are not required to contribute to the scheme.

Staff employed by the Company in Hong Kong on expatriate terms before April 1993 were eligible to join another scheme, the Cathay Pacific Airways Limited Retirement Scheme ("CPALRS"). Both members and the Company contribute to CPALRS.

The latest actuarial valuation of CPALRS and the portion of SGRBS funds specifically designated for the Company's employees were completed by a qualified actuary, Watson Wyatt Hong Kong Limited, as at 31st December 2006 using the projected unit credit method. The Group's obligations are 103% (2005: 101%) covered by the plan assets held by the trustees.

	2006		2005	
	SGRBS	**CPALRS**	SGRBS	CPALRS
The principal actuarial assumptions are:				
Discount rate used	**3.85%**	**3.8%**	4.25%	4%
Expected return on plan assets	**6%**	**6%**	6%	6%
Future salary increases	**3-5%**	**2-5%**	2-5%	2-5%

	2006 HK$M	2005 HK$M
Net expenses recognised in the Group profit and loss account:		
Current service cost	**325**	382
Interest on obligations	**336**	297
Expected return on plan assets	**(437)**	(411)
Actuarial loss/(gain) recognised	**7**	(1)
Total included in staff costs	**231**	267
Actual return on plan assets	**966**	590

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Net liability recognised in the balance sheet:				
Present value of funded obligations	**7,844**	7,341	**7,196**	6,818
Fair value of plan assets	**(8,065)**	(7,387)	**(7,369)**	(6,833)
	(221)	(46)	**(173)**	(15)
Net unrecognised actuarial gains	**391**	118	**376**	142
	170	72	**203**	127

14. Retirement benefits *(continued)*

	Group 2006 HK$M	Group 2005 HK$M	Company 2006 HK$M	Company 2005 HK$M
Movements in present value of funded obligations comprise:				
At 1st January	**7,341**	7,227	**6,818**	6,825
Movements for the year				
– current service cost	**325**	382	**299**	354
– interest cost	**336**	297	**300**	273
– employees contributions	**27**	31	**27**	31
– benefits paid	**(530)**	(464)	**(509)**	(449)
– purchase of a subsidiary	**78**	–	**–**	–
– actuarial losses/(gains)	**267**	(132)	**261**	(216)
At 31st December	**7,844**	7,341	**7,196**	6,818

	Group 2006 HK$M	Group 2005 HK$M	Company 2006 HK$M	Company 2005 HK$M
Movements in fair value of plan assets comprise:				
At 1st January	**7,387**	6,933	**6,833**	6,415
Movements for the year				
– expected return on plan assets	**437**	411	**403**	380
– employees contributions	**27**	31	**27**	31
– employer contributions	**127**	297	**120**	285
– benefits paid	**(530)**	(464)	**(509)**	(449)
– purchase of a subsidiary	**88**	–	**–**	–
– actuarial gains	**529**	179	**495**	171
At 31st December	**8,065**	7,387	**7,369**	6,833

	Group 2006 HK$M	Group 2005 HK$M	Company 2006 HK$M	Company 2005 HK$M
Fair value of plan assets comprises:				
Equities	**5,070**	5,049	**4,724**	4,739
Debt instruments	**1,962**	2,051	**1,848**	1,941
Deposits and cash	**807**	157	**797**	153
Others	**226**	130	**–**	–
	8,065	7,387	**7,369**	6,833

The overall expected rate of return on plan assets is determined based on the average rate of return of major categories of assets that constitute the total plan assets.

14. Retirement benefits *(continued)*

	Group 2006 HK$M	2005 HK$M	2004 HK$M	2003 HK$M	2002 HK$M
Present value of funded obligations	**7,844**	7,341	7,227	6,326	5,937
Fair value of plan assets	**(8,065)**	(7,387)	(6,933)	(6,061)	(4,574)
(Surplus)/deficit	**(221)**	(46)	294	265	1,363
Actuarial losses/(gains) arising on plan liabilities	**267**	(132)	592	93	314
Actuarial (gains)/losses arising on plan assets	**(529)**	(179)	(484)	(984)	703

	Company 2006 HK$M	2005 HK$M	2004 HK$M	2003 HK$M	2002 HK$M
Present value of funded obligations	**7,196**	6,818	6,825	5,938	5,563
Fair value of plan assets	**(7,369)**	(6,833)	(6,415)	(5,609)	(4,235)
(Surplus)/deficit	**(173)**	(15)	410	329	1,328
Actuarial losses/(gains) arising on plan liabilities	**261**	(216)	592	99	314
Actuarial (gains)/losses arising on plan assets	**(495)**	(171)	(453)	(910)	646

The difference between the fair value of the schemes' assets and the present value of the accrued past services liabilities at the date of an actuarial valuation is taken into consideration when determining future funding levels in order to ensure that the schemes will be able to meet liabilities as they become due. The contributions are calculated based upon funding recommendations arising from actuarial valuations. The Group expects to make contributions of HK$265 million to the schemes in 2007.

(b) Defined contribution retirement schemes

Staff employed by the Company in Hong Kong on expatriate terms are eligible to join a defined contribution retirement scheme, the CPA Provident Fund 1993. All staff employed in Hong Kong are eligible to join the CPA Provident Fund.

Under the terms of these schemes, other than the Company contribution, staff may elect to contribute from 0% to 10% of the monthly salary. During the year, the benefits forfeited in accordance with the schemes' rules amounted to HK$12 million (2005: HK$12 million) which have been applied towards the contributions payable by the Company.

A mandatory provident fund ("MPF") scheme was established under the MPFSO in December 2000. Where staff elect to join the MPF scheme, both the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Contributions to defined contribution retirement schemes charged to the Group profit and loss account are HK$487 million (2005: HK$386 million).

15. Deferred taxation

	Group 2006 HK$M	Group 2005 HK$M	Company 2006 HK$M	Company 2005 HK$M
Deferred tax assets:				
– retirement benefits	**(25)**	(15)	**(29)**	(24)
– provisions	**(121)**	(19)	**(69)**	(19)
– tax losses	**(698)**	(307)	**(497)**	(219)
– cash flow hedges	**(71)**	–	**(71)**	–
Deferred tax liabilities:				
– accelerated tax depreciation	**2,084**	1,311	**1,419**	1,006
– cash flow hedges	**–**	7	**–**	7
Provision in respect of certain lease arrangements	**5,431**	5,483	**4,332**	5,483
	6,600	6,460	**5,085**	6,234

	Group 2006 HK$M	Group 2005 HK$M	Company 2006 HK$M	Company 2005 HK$M
Movements in deferred taxation comprise:				
At 1st January	**6,460**	7,280	**6,234**	7,113
Movements for the year				
– transfer from profit and loss account				
– deferred tax expenses (note 4)	**197**	184	**80**	125
– operating expenses	**148**	173	**138**	173
– transferred to cash flow hedge reserve	**(78)**	165	**(78)**	165
– initial cash benefit from lease arrangements	**358**	343	**286**	343
– purchase of a subsidiary	**1,221**	–	**–**	–
Current portion of provision in respect of certain lease arrangements included under current liabilities – taxation	**(1,706)**	(1,685)	**(1,575)**	(1,685)
At 31st December	**6,600**	6,460	**5,085**	6,234

The Group has certain tax losses which do not expire under current tax legislation, a deferred tax asset has been recognised to the extent that recoverability is considered probable.

The provision in respect of certain lease arrangements equates to payments which are expected to be made during the years 2008 to 2017 (2005: 2007 to 2016) as follows:

	Group 2006 HK$M	Group 2005 HK$M	Company 2006 HK$M	Company 2005 HK$M
After one year but within five years	**3,240**	3,444	**2,656**	3,444
After five years but within 10 years	**1,907**	1,770	**1,450**	1,770
After 10 years	**284**	269	**226**	269
	5,431	5,483	**4,332**	5,483

16. Trade and other receivables

	Group 2006 HK$M	Group 2005 HK$M	Company 2006 HK$M	Company 2005 HK$M
Trade debtors	**4,701**	3,448	**3,751**	3,304
Derivative financial assets	**720**	886	**707**	886
Other receivables and prepayments	**3,213**	2,192	**1,941**	1,976
Due from associates	**101**	12	**1**	–
	8,735	6,538	**6,400**	6,166

As at 31st December 2006, derivative financial assets of the Group and the Company accounted for as held for trading amounted to HK$237 million (2005: HK$119 million) and HK$236 million (2005: HK$119 million) respectively.

	Group 2006 HK$M	Group 2005 HK$M	Company 2006 HK$M	Company 2005 HK$M
Analysis of trade debtors by age:				
Current	**4,445**	3,408	**3,715**	3,277
One to three months overdue	**241**	38	**35**	26
More than three months overdue	**15**	2	**1**	1
	4,701	3,448	**3,751**	3,304

17. Liquid funds

	Group 2006 HK$M	Group 2005 HK$M	Company 2006 HK$M	Company 2005 HK$M
Short-term deposits and bank balances	**5,796**	4,321	**3,834**	3,761
Short-term deposits maturing beyond three months when placed	**71**	557	**45**	547
Funds with investment managers				
– debt securities listed outside Hong Kong	**7,200**	6,036	**–**	–
– bank deposits	**490**	713	**–**	–
Other liquid investments				
– debt securities listed outside Hong Kong	**58**	55	**–**	–
– bank deposits	**2,009**	1,777	**760**	579
	15,624	13,459	**4,639**	4,887

Included in other liquid investments are bank deposits of HK$1,829 million (2005: HK$1,754 million) and debt securities of HK$58 million (2005: HK$55 million) which are pledged as part of long-term financing arrangements. The arrangements provide that these deposits and debt securities must be maintained at specified levels for the duration of the financing. Other than Hong Kong dollars, liquid funds were mainly denominated in US dollars and Renminbi of HK$12,672 million (2005: HK$8,993 million) and HK$906 million (2005: HK$1,178 million) respectively.

18. Trade and other payables

	Group 2006 HK$M	Group 2005 HK$M	Company 2006 HK$M	Company 2005 HK$M
Trade creditors	**4,617**	3,019	**2,949**	2,802
Derivative financial liabilities	**756**	313	**682**	313
Other payables	**5,426**	3,937	**4,995**	4,106
Due to associates	**160**	211	**118**	204
Due to other related companies	**110**	91	**109**	91
Bank overdrafts – unsecured	**29**	54	**19**	49
	11,098	7,625	**8,872**	7,565

As at 31st December 2006, derivative financial liabilities of the Group and the Company accounted for as held for trading amounted to HK$371 million (2005: HK$66 million) and HK$310 million (2005: HK$66 million) respectively.

	Group 2006 HK$M	Group 2005 HK$M	Company 2006 HK$M	Company 2005 HK$M
Analysis of trade creditors by age:				
Current	**3,129**	2,421	**2,316**	2,226
One to three months overdue	**939**	463	**525**	449
More than three months overdue	**549**	135	**108**	127
	4,617	3,019	**2,949**	2,802

19. Share capital

	2006 Number of shares	2006 HK$M	2005 Number of shares	2005 HK$M
Authorised (HK$0.20 each)				
At 1st January	**3,900,000,000**	**780**	3,900,000,000	780
Additions	**1,100,000,000**	**220**	–	–
At 31st December	**5,000,000,000**	**1,000**	3,900,000,000	780
Issued and fully paid (HK$0.20 each)				
At 1st January	**3,380,632,348**	**676**	3,370,215,348	674
Issue of new shares	**548,045,724**	**110**	–	–
Share options exercised	**7,019,500**	**1**	10,417,000	2
At 31st December	**3,935,697,572**	**787**	3,380,632,348	676

19. Share capital *(continued)*

At the Extraordinary General Meeting held on 22nd August 2006, the transactions contemplated under the Restructuring Agreement and the increase of the Company's authorised share capital from 3,900,000,000 shares of HK$0.20 each to 5,000,000,000 shares of HK$0.20 each were approved. Upon completion of the Restructuring Agreement on 28th September 2006, the Company issued 548,045,724 new shares of HK$0.20 each. The issue of new shares was recognised at HK$16.00 per share, being the fair value of the Company's shares as at 28th September 2006.

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew with an incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew who paid HK$1 each on acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The Scheme had been closed and no share options were available for issue under the Scheme during the year. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,327,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

HKFRS 2 "Share-based Payment" does not apply to this Scheme as share options were granted before 7th November 2002.

Upon exercise of share options, equity is increased by the number of options exercised at the exercise price.

	2006 Number of shares	2005 Number of shares
Movements in options outstanding comprise:		
At 1st January	**16,077,500**	26,494,500
Options exercised	**(7,019,500)**	(10,417,000)
At 31st December	**9,058,000**	16,077,500
Options vested at 31st December	**9,058,000**	16,077,500

No option was granted under the Scheme during the year.

	2006	2005
Details of share options exercised during the year:		
Exercise date	**10/1/06 – 19/12/06**	7/1/05 – 25/11/05
Proceeds received (HK$)	**52,435,665**	77,814,990
Weighted average closing share price immediately before the exercise date (HK$)	**15.74**	14.46

20. Reserves

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Retained profit	**28,200**	26,492	**13,228**	13,192
Share premium	**16,241**	7,531	**16,241**	7,531
Investment revaluation reserve	**906**	228	**800**	202
Cash flow hedge reserve	**(642)**	30	**(595)**	65
Capital redemption reserve and others	**62**	11	**21**	21
	44,767	34,292	**29,695**	21,011

Investment revaluation reserve relates to changes in the fair value of long-term investments.

Capital redemption reserve and others include the capital redemption reserve of HK$21 million (2005: HK$21 million), asset revaluation reserve and exchange differences arising from revaluation of foreign investments.

The cash flow hedge reserve relates to the effective portion of the cumulative net change in fair values of hedging instruments and exchange differences on borrowings and lease obligations which are arranged in foreign currencies such that repayments can be met by anticipated operating cash flows.

The cash flow hedge reserve is expected to be charged to operating profit as noted below when the hedged transactions affect the profit and loss account.

	Total HK$M
2007	**169**
2008	**122**
2009	**157**
2010	**69**
2011	**22**
Beyond 2011	**103**
	642

The actual amount ultimately recognised in operating profit will depend upon the fair values of the hedging instruments at the time that the hedged transactions affect the profit and loss account.

21. Reconciliation of operating profit to cash generated from operations

	2006 HK$M	2005 HK$M
Operating profit	**5,218**	4,143
Depreciation	**4,255**	3,963
Amortisation of intangible assets	**40**	44
Loss on disposal of fixed assets and intangible assets	**57**	230
Profit on disposal of an investment	**–**	(66)
Currency adjustments and other items not involving cash flows	**241**	373
Increase in stock	**(67)**	(133)
Increase in trade debtors, other receivables and prepayments	**(429)**	(1,190)
Decrease in net amounts due to related companies and associates	**(70)**	(77)
Increase in trade creditors and other payables	**1,730**	514
Increase in unearned transportation revenue	**441**	242
Non-operating movements in debtors and creditors	**(294)**	663
Cash generated from operations	**11,122**	8,706

22. Purchase of a subsidiary

	2006 HK$M	2005 HK$M
Net assets acquired:		
Fixed and intangible assets	7,029	–
Other non-current assets	526	–
Stocks	76	–
Trade and other receivables	1,769	–
Short-term deposits and bank balances	957	–
Other liquid funds	89	–
Borrowings	(3,765)	–
Other non-current liabilities	(1,215)	–
Trade and other payables	(1,839)	–
Other current liabilities	(557)	–
	3,070	–
Goodwill	7,214	–
	10,284	–
Satisfied by:		
Cash	863	–
Issue of new shares	8,769	–
Investments in associates	546	–
Transfer from long-term investments	106	–
Analysis of the net inflow of cash and cash equivalents in respect of the purchase of a subsidiary		
Cash consideration	(863)	–
Short-term deposits and bank balances acquired	957	–
Net inflow of cash and cash equivalents in respect of the purchase of a subsidiary	94	–

23. Analysis of cash and cash equivalents

	2006 HK$M	2005 HK$M
Short-term deposits and bank balances	5,796	4,321
Bank overdrafts	(29)	(54)
	5,767	4,267

24. Directors' and executive officers' remuneration

(a) Directors' remuneration disclosed pursuant to the Listing Rules is as follows:

	Cash			Non-cash				
	Basic salary/ Directors' fee* HK$'000	Bonus HK$'000	Allowances & benefits HK$'000	Contributions to retirement schemes HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	**2006 Total HK$'000**	2005 Total HK$'000
Executive Directors								
Christopher Pratt (from February 2006)	647	–	70	116	–	504	**1,337**	–
David Turnbull (up to January 2006)	117	1,452	13	19	–	236	**1,837**	3,272
Robert Atkinson	1,812	1,350	124	326	766	2,103	**6,481**	5,984
Philip Chen	3,436	4,318	2,044	362	–	–	**10,160**	9,292
Derek Cridland	1,842	1,419	1,792	12	–	1,129	**6,194**	4,420
Tony Tyler	2,964	2,903	442	533	991	2,295	**10,128**	8,533
Non-Executive Directors								
Martin Cubbon	–	–	–	–	–	–	–	–
Henry Fan	160*	–	–	–	–	–	**160**	160
Davy Ho (from May 2006)	–	–	–	–	–	–	–	–
James Hughes-Hallett	–	–	–	–	–	–	–	–
Li Jiaxiang (from October 2006)	31*	–	–	–	–	–	**31**	–
Vernon Moore	281*	–	–	–	–	–	**281**	310
Robert Woods (from August 2006)	–	–	–	–	–	–	–	–
Raymond Yuen (up to December 2005)	–	–	–	–	–	–	–	2,461
Carl Yung (up to September 2006)	118*	–	–	–	–	–	**118**	160
Zhang Lan (from October 2006)	59*	–	–	–	–	–	**59**	–
Zhang Xianlin (up to October 2006)	129*	–	–	–	–	–	**129**	160
Independent Non-Executive Directors								
Peter Lee	360*	–	–	–	–	–	**360**	360
Raymond Or	310*	–	–	–	–	–	**310**	310
Jack So	310*	–	–	–	–	–	**310**	310
Tung Chee Chen	210*	–	–	–	–	–	**210**	210
2006 Total	**12,786**	**11,442**	**4,485**	**1,368**	**1,757**	**6,267**	**38,105**	
2005 Total	13,849	9,127	3,701	1,680	1,595	5,990		35,942

For Directors employed by the Swire group, the remuneration disclosed represents the amount charged to the Company. Bonus is related to services for 2005 but paid and charged to the Company in 2006. Allowances and benefits of Philip Chen include housing allowances of HK$1,963,636.

24. Directors' and executive officers' remuneration *(continued)*

(b) Executive Officers' remuneration disclosed as recommended by the Listing Rules is as follows:

	Cash			Non-cash				
	Basic salary HK$'000	Bonus HK$'000	Allowances & benefits HK$'000	Contributions to retirement schemes HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	**2006 Total HK$'000**	2005 Total HK$'000
James Barrington	1,366	1,037	732	246	605	1,711	**5,697**	4,668
William Chau	1,416	1,129	592	97	–	–	**3,234**	3,273
Quince Chong	1,347	1,049	601	135	–	–	**3,132**	2,893
Ronald Mathison	1,200	721	332	216	535	1,115	**4,119**	3,569
Edward Nicol	1,500	1,213	444	270	746	2,052	**6,225**	5,547
Nick Rhodes	1,500	1,112	437	270	654	1,684	**5,657**	5,289
Augustus Tang	1,878	1,507	602	129	–	–	**4,116**	3,909
2006 Total	**10,207**	**7,768**	**3,740**	**1,363**	**2,540**	**6,562**	**32,180**	
2005 Total	9,461	6,432	3,979	1,711	2,086	5,479		29,148

Bonus disclosed is related to services for 2005 and paid in 2006.

25. Employee information

(a) The five highest paid individuals of the Company included four Directors (2005: three) and one Executive Officer (2005: two), whose emoluments are set out in note 24 above.

(b) The table below sets out the number of individuals, including those who have retired or resigned during the year, in each employment category whose total remuneration for the year fell into the following ranges:

	2006			2005		
HK$'000	**Director**	**Flight staff**	**Other staff**	Director	Flight staff	Other staff
0 – 1,000	**14**	**7,704**	**7,551**	11	7,337	7,189
1,001 – 1,500	**1**	**446**	**174**	–	443	175
1,501 – 2,000	**1**	**506**	**75**	–	487	78
2,001 – 2,500	**–**	**233**	**17**	1	183	18
2,501 – 3,000	**–**	**147**	**9**	–	156	7
3,001 – 3,500	**–**	**112**	**6**	1	134	7
3,501 – 4,000	**–**	**25**	**4**	–	40	4
4,001 – 4,500	**–**	**5**	**7**	1	4	3
4,501 – 5,000	**–**	**–**	**–**	–	1	1
5,001 – 5,500	**–**	**–**	**1**	–	–	1
5,501 – 6,000	**–**	**–**	**2**	1	–	1
6,001 – 6,500	**2**	**–**	**1**	–	–	–
8,501 – 9,000	**–**	**–**	**–**	1	–	–
9,001 – 9,500	**–**	**–**	**–**	1	–	–
10,001 – 10,500	**2**	**–**	**–**	–	–	–
	20	**9,178**	**7,847**	17	8,785	7,484

26. Related party transactions

(a) Material transactions between the Group and associates and other related parties which were carried out in the normal course of business on commercial terms are summarised below:

	2006		2005	
	Associates HK$M	**Other related parties HK$M**	Associates HK$M	Other related parties HK$M
Turnover	**207**	–	103	–
Aircraft maintenance costs	**1,057**	–	967	–
Route operating costs	**226**	–	183	–
Dividends received	**(241)**	–	(170)	–
Fixed assets purchase	**1**	–	5	–

(b) Other transactions with related parties

(i) The Company had an agreement for services with JSSHK ("JSSHK Services Agreement"). Under the JSSHK Services Agreement, the Company paid fees and reimbursed costs to JSSHK in exchange for services provided. Service fees calculated at 2.5% of the Group's profit before tax, results of associates, minority interests, and any profits and losses on disposal of fixed assets were paid annually. Service fees paid for the year ended 31st December 2006 were HK$125 million (2005: HK$101 million) and expenses of HK$124 million (2005: HK$106 million) were reimbursed at cost; in addition, HK$50 million (2005: HK$47 million) in respect of shared administrative services were reimbursed.

Transactions under the JSSHK Services Agreement are continuing connected transactions, in respect of which the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules. For definition of terms, please refer to Directors' Report on page 31 of the Company's 2006 Annual Report.

(ii) Under the HAECO Services Agreements with HAECO, the Company paid fees to HAECO in exchange for maintenance services provided to the Company's aircraft fleet. Service fees paid to HAECO for the year ended 31st December 2006 were HK$941 million (2005: HK$949 million).

Transactions under the HAECO Services Agreements are continuing connected transactions, in respect of which the Company has complied with the disclosure and shareholders' approval requirements in accordance with Chapter 14A of the Listing Rules. For definition of terms, please refer to Directors' Report on page 32 of the Company's 2006 Annual Report.

(iii) The Company received agency commission and service fees from Dragonair as a related party for the period from 1st January to 28th September 2006, on which date Dragonair became a wholly owned subsidiary of the Company. Service fees were received in respect of computer support, engineering, station and ground services provided to Dragonair. All these transactions were conducted in the ordinary course of business and on normal commercial terms. A total of HK$163 million was received from Dragonair for these transactions during the period from 1st January to 28th September 2006 (2005: HK$215 million). Dragonair is also a partner of the Asia Miles frequent-flyer programme.

(iv) The acquisition of 38,551,808 Dragonair shares from Swire Pacific, the acquisition of 142,482,484 Dragonair shares from CITIC Pacific, the allotment of 51,402,411 new shares of the Company to Swire Pacific, and the allotment of 189,976,645 new shares of the Company to CITIC Pacific under the Restructuring Agreement constituted connected transactions, in respect of which the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules. For definition of terms and further details, please refer to Directors' Report on page 30 of the Company's 2006 Annual Report.

(c) Amounts due from and due to associates and other related companies at 31st December 2006 are disclosed in notes 16 and 18 to the accounts. These balances arising in the normal course of business are non-interest bearing and have no fixed repayment terms.

26. Related party transactions *(continued)*

(d) Guarantees given by the Company in respect of bank loan facilities held by an associate at 31st December 2006 are disclosed in note 27 to the accounts.

(e) There were no material transactions with Directors and Executive Officers except for those relating to shareholdings (Directors' Report and Corporate Governance). Remuneration of Directors and Executive Officers is disclosed in note 24 to the accounts.

27. Commitments and contingencies

(a) Outstanding commitments for capital expenditure authorised at the year end but not provided for in the accounts:

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Authorised and contracted for	**23,422**	16,724	**2,932**	1,958
Authorised but not contracted for	**1,646**	1,034	**1,638**	1,032
	25,068	17,758	**4,570**	2,990

Operating lease commitments are shown in note 8 to the accounts.

(b) Guarantees in respect of lease obligations, bank loans and other liabilities outstanding at the year end:

	Group		Company	
	2006 HK$M	2005 HK$M	**2006 HK$M**	2005 HK$M
Subsidiaries	**-**	-	**3,122**	2,311
Associate	**17**	18	**17**	18
Staff	**200**	200	**200**	200
	217	218	**3,339**	2,529

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company operates in many jurisdictions and in certain of these there are disputes with the tax authorities. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

(e) The Company is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the United States, the European Union, Canada, Switzerland and New Zealand. The Company has been cooperating with the authorities in their investigations. The focus of the investigations appears to be on issues relating to pricing and competition. The Company is represented by legal counsel in connection with the investigations.

The Company has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia. The Company is represented by legal counsel in the actions filed in the United States, Canada and Australia and intends to defend each of those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. The Company is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

28. Financial risk management

In the normal course of business, the Group is exposed to fluctuations in foreign exchange rates, interest rates and jet fuel prices. These exposures are managed, sometimes with the use of derivative financial instruments, by the Treasury Department of Cathay Pacific in accordance with the policies approved by the Finance Committee.

Derivative financial instruments are used solely for financial risk management purposes and the Group does not hold or issue derivative financial instruments for trading purposes. Derivative financial instruments which constitute a hedge do not expose the Group to market risk since any change in their market value will be offset by a compensating change in the market value of the hedged items. Exposure to foreign exchange rates, interest rates and jet fuel price movements are regularly reviewed and positions are amended in compliance with internal guidelines and limits.

(a) Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantees or other monetary collateral.

Trade debtors mainly represented passenger and freight sales due from agents and amounts due from airlines for interline services provided. The majority of the agents are connected to the settlement systems operated by the International Air Transport Association ("IATA") who is responsible for checking the credit worthiness of such agents and collecting bank guarantees or other monetary collateral according to local industry practice. In most cases amounts due from airlines are settled on net basis via an IATA clearing house. The credit risk with regard to individual agents and airlines is relatively low.

To manage credit risk, derivative financial transactions, deposits and funds are only carried out with financial institutions which have high credit ratings and all counterparties are subject to prescribed trading limits which are regularly reviewed. Risk exposures are monitored regularly by reference to market values.

At the balance sheet date there was no significant concentration of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet and the amount of guarantees granted as disclosed in note 27 to the accounts. Collateral and guarantees received in respect of credit terms granted as at 31st December 2006 is HK$2,871 million (2005: HK$2,602 million).

(b) Liquidity risk

The Group's policy is to monitor liquidity and compliance with lending covenants, so as to ensure sufficient liquid funds and adequate funding lines from financial institutions to meet liquidity requirements in both the short and long term. The payment profile of financial liabilities is outlined in notes 13 and 18 to the accounts. Settlement of these liabilities as they fall due will primarily be through liquid funds being funds generated from operations.

(c) Foreign currency risk

As an international airline, the Group's revenue streams are denominated in a number of foreign currencies resulting in exposure to foreign exchange rate fluctuations. The currencies giving rise to this risk are primarily Japanese Yen, Euros, Taiwanese dollars, Renminbi and Australian dollars. To manage this exposure assets are, where possible, financed in those foreign currencies in which net operating surpluses are anticipated, thus establishing a natural hedge. In addition, the Group uses currency derivatives to reduce anticipated foreign currency surpluses. The use of foreign currency borrowings and currency derivatives to hedge future operating revenues is a key component of the financial risk management process, as exchange differences realised on the repayment of financial commitments are effectively matched by the change in value of the foreign currency earnings used to make those repayments.

28. Financial risk management *(continued)*

(d) Interest rate risk

Interest rate swaps are used to manage the interest rate profile of interest-bearing financial liabilities on a currency by currency basis to maintain an appropriate fixed rate and floating rate ratio.

The table below indicates the effective interest rates of interest-bearing financial liabilities and interest-earning financial assets as at the balance sheet date and the period in which they are repriced or mature whichever is earlier:

	2006						
	Fixed/ floating	**Effective interest rate (%)**	**Within one year HK$M**	**After one year but within two years HK$M**	**After two years but within five years HK$M**	**After five years HK$M**	**Total HK$M**
Group							
Bank loans	**Floating**	**4.03-5.99**	**(11,016)**	**–**	**–**	**–**	**(11,016)**
Other loans	**Fixed**	**3.06-3.82**	**-**	**–**	**(1,902)**	**–**	**(1,902)**
Other loans	**Floating**	**3.80-4.24**	**(1,541)**	**–**	**–**	**–**	**(1,541)**
Obligations under finance leases	**Fixed**	**1.64-8.75**	**(1,428)**	**(661)**	**(3,640)**	**(10,168)**	**(15,897)**
Obligations under finance leases	**Floating**	**3.15-6.24**	**(11,103)**	**–**	**–**	**–**	**(11,103)**
Pledged security deposits	**Fixed**	**3.05-8.75**	**899**	**527**	**1,027**	**6,938**	**9,391**
Pledged security deposits	**Floating**	**5.24**	**125**	**–**	**–**	**–**	**125**
Currency swap	**Floating**	**1.29-9.12**	**1,442**	**(395)**	**(371)**	**(699)**	**(23)**
Interest rate swap	**Fixed**	**2.80-6.43**	**1,319**	**(252)**	**(1,067)**	**–**	**–**
Liquid funds	**Fixed**	**2.27**	**-**	**180**	**–**	**–**	**180**
Liquid funds	**Floating**	**0-7.33**	**15,444**	**–**	**–**	**–**	**15,444**
Bank overdrafts	**Floating**	**0-16.25**	**(29)**	**–**	**–**	**–**	**(29)**

	2005						
	Fixed/ floating	Effective interest rate (%)	Within one year HK$M	After one year but within two years HK$M	After two years but within five years HK$M	After five years HK$M	Total HK$M
Group							
Bank loans	Floating	3.20-5.28	(4,839)	–	–	–	(4,839)
Other loans	Fixed	0-7.00	(32)	–	(1,083)	-	(1,115)
Other loans	Floating	2.68-2.83	(309)	–	–	-	(309)
Obligations under finance leases	Fixed	1.64-8.75	(422)	(1,305)	(2,918)	(10,659)	(15,304)
Obligations under finance leases	Floating	1.77-5.33	(11,027)	–	–	–	(11,027)
Pledged security deposits	Fixed	3.25-8.75	570	811	1,307	7,347	10,035
Pledged security deposits	Floating	4.07	104	–	–	–	104
Currency swap	Floating	1.29-9.12	1,098	(78)	(411)	(398)	211
Interest rate swap	Fixed	3.45-6.43	1,860	(702)	(773)	(385)	–
Liquid funds	Fixed	2.27	-	–	23	–	23
Liquid funds	Floating	0-7.45	13,436	–	–	–	13,436
Bank overdrafts	Floating	0-9.25	(54)	–	–	–	(54)

28. Financial risk management *(continued)*

2006

	Fixed/ floating	**Effective interest rate (%)**	**Within one year HK$M**	**After one year but within two years HK$M**	**After two years but within five years HK$M**	**After five years HK$M**	**Total HK$M**
Company							
Bank loans	**Floating**	**4.03-5.99**	**(7,107)**	**-**	**-**	**-**	**(7,107)**
Other loans	**Fixed**	**3.06-3.82**	**-**	**-**	**(1,902)**	**-**	**(1,902)**
Other loans	**Floating**	**3.80-4.24**	**(1,541)**	**-**	**-**	**-**	**(1,541)**
Obligations under finance leases	**Fixed**	**1.64-11.19**	**(1,162)**	**(618)**	**(4,702)**	**(8,080)**	**(14,562)**
Obligations under finance leases	**Floating**	**3.15-6.24**	**(9,378)**	**-**	**-**	**-**	**(9,378)**
Pledged security deposits	**Fixed**	**3.79-8.75**	**803**	**-**	**1,007**	**1,439**	**3,249**
Pledged security deposits	**Floating**	**5.24**	**125**	**-**	**-**	**-**	**125**
Currency swap	**Floating**	**1.29-9.12**	**1,442**	**(395)**	**(371)**	**(699)**	**(23)**
Interest rate swap	**Fixed**	**4.20-6.43**	**940**	**-**	**(940)**	**-**	**-**
Liquid funds	**Fixed**	**2.27**	**-**	**180**	**-**	**-**	**180**
Liquid funds	**Floating**	**0-7.33**	**4,459**	**-**	**-**	**-**	**4,459**
Bank overdrafts	**Floating**	**0-16.25**	**(19)**	**-**	**-**	**-**	**(19)**

2005

	Fixed/ floating	Effective interest rate (%)	Within one year HK$M	After one year but within two years HK$M	After two years but within five years HK$M	After five years HK$M	Total HK$M
Company							
Bank loans	Floating	4.08-5.28	(3,678)	-	-	-	(3,678)
Other loans	Fixed	3.06	-	-	(1,049)	-	(1,049)
Other loans	Floating	2.68-2.83	(309)	-	-	-	(309)
Obligations under finance leases	Fixed	1.64-11.19	(650)	(1,305)	(3,628)	(9,418)	(15,001)
Obligations under finance leases	Floating	1.77-5.33	(10,273)	-	-	-	(10,273)
Pledged security deposits	Fixed	3.79-8.75	188	811	757	1,844	3,600
Currency swap	Floating	1.29-9.12	1,098	(78)	(411)	(398)	211
Interest rate swap	Fixed	3.45-6.43	1,860	(702)	(773)	(385)	-
Liquid funds	Fixed	2.27	-	-	23	-	23
Liquid funds	Floating	0-7.45	4,864	-	-	-	4,864
Bank overdrafts	Floating	0-9.25	(49)	-	-	-	(49)

(e) Fuel price risk

Exposure to fluctuations in the fuel price is managed by the use of fuel derivatives. The Group's policy is to reduce exposure by hedging a percentage of its anticipated fuel consumption. Around 43% of the anticipated fuel consumption for 2007 and 5% for 2008 were hedged at the balance sheet date.

28. Financial risk management *(continued)*

(f) Fair values

The fair values of the following financial instruments differ from their carrying amounts shown in the balance sheet:

	Carrying amount 2006 HK$M	Fair value 2006 HK$M	Carrying amount 2005 HK$M	Fair value 2005 HK$M
Group				
Bank loans	**(11,016)**	**(11,216)**	(4,839)	(4,909)
Other loans	**(3,443)**	**(3,501)**	(1,424)	(1,434)
Obligations under finance leases	**(27,000)**	**(27,740)**	(26,331)	(27,463)
Pledged security deposits	**9,516**	**10,108**	10,139	10,992

	Carrying amount 2006 HK$M	Fair value 2006 HK$M	Carrying amount 2005 HK$M	Fair value 2005 HK$M
Company				
Bank loans	**(7,107)**	**(7,205)**	(3,678)	(3,720)
Other loans	**(3,443)**	**(3,501)**	(1,358)	(1,369)
Obligations under finance leases	**(23,940)**	**(26,781)**	(25,274)	(28,730)
Pledged security deposits	**3,374**	**3,774**	3,600	4,119

The carrying amounts of other financial assets and liabilities are considered to be reasonable approximations to their fair values.

29. Impact of further new accounting standards

HKICPA has issued new and revised HKAS and HKFRS which become effective for accounting periods beginning on or after 1st January 2007 and which are not adopted in these financial statements. HKFRS 7 "Financial Instruments: Disclosures" is relevant to the Group. This standard became effective for accounting periods beginning on or after 1st January 2007. Adoption of this new accounting standard will result in different disclosures with respect to financial instruments and financial risks. The accounting standard will have no impact on either the results or financial position of the Group.

PRINCIPAL SUBSIDIARIES AND ASSOCIATES

at 31st December 2006

Subsidiaries

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned	Issued and paid up share capital and debt securities
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Computerised reservation systems and related services	53	15,600,000 shares of HK$1
AHK Air Hong Kong Limited	Hong Kong	Cargo airline	60*	54,402,000 A shares of HK$1 36,268,000 B shares of HK$1
Airline Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Stores Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Training Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Cathay Holidays Limited	Hong Kong	Travel tour operator	100	5,000 shares of HK$100
Cathay Pacific Aero Limited	Hong Kong	Financial services	100	1 share of HK$10
Cathay Pacific Aircraft Acquisition Limited	Isle of Man	Aircraft acquisition facilitator	100	2,000 shares of US$1
Cathay Pacific Aircraft Services Limited	Isle of Man	Aircraft acquisition facilitator	100	10,000 shares of US$1
Cathay Pacific Catering Services (H.K.) Limited	Hong Kong	Airline catering	100	600 shares of HK$1,000
Cathay Pacific Loyalty Programmes Limited	Hong Kong	Travel reward programme	100	2 shares of HK$1
CLS Catering Services Limited	Canada	Airline catering	60*	330,081 shares of no par value
CPA Finance (Cayman) Limited	Cayman Islands	Issuer of SGD note	100	1 share of US$1 SGD 225,000,000 note 3.0575% due 2010
Global Logistics System (H.K.) Company Limited	Hong Kong	Computer network for interchange of air cargo related information	95	100 shares of HK$10
Guangzhou Guo Tai Information Processing Company Limited	People's Republic of China	Information processing	100*	Paid up registered capital HK$7,000,000 (wholly foreign equity enterprise)
Hong Kong Airport Services Limited	Hong Kong	Aircraft ramp handling	100#	100 shares of HK$1
Hong Kong Aviation and Airport Services Limited	Hong Kong	Property investment	100*	2 ordinary shares of HK$1

Subsidiaries *(continued)*

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned	Issued and paid up share capital and debt securities
Hong Kong Dragon Airlines Limited	Hong Kong	Airline	100*	500,000,000 shares of HK$1
Hong Kong International Airport Services Limited	Hong Kong	Ground handling	100*	10,000 ordinary shares of HK$1
Snowdon Limited	Isle of Man	Financial services	100*	2 shares of GBP1
Troon Limited	Bermuda	Financial services	100	12,000 shares of US$1
Vogue Laundry Service Limited	Hong Kong	Laundry and dry cleaning	100	3,700 shares of HK$500

Principal subsidiaries and associates are those which materially affect the results or assets of the Group.

* *Shareholding held through subsidiaries.*

• *Shareholding partly held through subsidiaries.*

Associates

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned
Air China Limited	People's Republic of China	Airline	17
Cathay Kansai Terminal Services Company Limited	Japan	Ground handling	48
Cebu Pacific Catering Services Inc.	Philippines	Airline catering	40*
Ground Support Engineering Limited	Hong Kong	Airport ground engineering support and equipment maintenance	50*
Hong Kong Aircraft Engineering Company Limited	Hong Kong	Aircraft overhaul and maintenance	27
LSG Lufthansa Service Hong Kong Limited	Hong Kong	Airline catering	32*
VN/CX Catering Services Limited	Vietnam	Airline catering	40*

* *Shareholding held through subsidiaries.*

III. UNAUDITED INTERIM FINANCIAL REPORT FOR THE SIX-MONTH PERIOD ENDED 30TH JUNE 2007

The following unaudited condensed financial statements of the Group are extracted from the Company's interim report for the six-month period ended 30th June 2007 which was reviewed by the external auditor in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity".

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 30th June 2007 – Unaudited

	Note	2007 HK$M	2006 HK$M	2007 US$M	2006 US$M
Turnover					
Passenger services		**20,980**	15,941	**2,690**	2,044
Cargo services		**7,377**	6,314	**946**	810
Catering, recoveries and other services		**6,274**	4,831	**804**	619
Total turnover	2	**34,631**	27,086	**4,440**	3,473
Expenses					
Staff		**(5,781)**	(4,709)	**(741)**	(604)
Inflight service and passenger expenses		**(1,373)**	(1,067)	**(176)**	(137)
Landing, parking and route expenses		**(4,775)**	(3,674)	**(612)**	(471)
Fuel		**(10,553)**	(8,681)	**(1,353)**	(1,113)
Aircraft maintenance		**(3,499)**	(2,512)	**(449)**	(322)
Aircraft depreciation and operating leases		**(3,180)**	(2,424)	**(408)**	(311)
Other depreciation and operating leases		**(471)**	(401)	**(60)**	(51)
Commissions		**(414)**	(299)	**(53)**	(38)
Others		**(1,395)**	(1,202)	**(179)**	(154)
Operating expenses		**(31,441)**	(24,969)	**(4,031)**	(3,201)
Operating profit	3	**3,190**	2,117	**409**	272
Finance charges		**(1,094)**	(797)	**(140)**	(102)
Finance income		**690**	620	**88**	79
Net finance charges	4	**(404)**	(177)	**(52)**	(23)
Share of profits of associates		**265**	130	**34**	17
Profit before tax		**3,051**	2,070	**391**	266
Taxation	5	**(389)**	(316)	**(50)**	(41)
Profit for the period		**2,662**	1,754	**341**	225
Profit attributable to					
Cathay Pacific shareholders		**2,581**	1,668	**331**	214
Minority interests		**81**	86	**10**	11
		2,662	1,754	**341**	225
Dividends					
Interim declared	6	**985**	786	**126**	101
Earnings per share					
Basic	7	**65.6¢**	49.3¢	**8.4¢**	6.3¢
Diluted	7	**65.5¢**	49.2¢	**8.4¢**	6.3¢
Dividend per share	6	**25.0¢**	20.0¢	**3.2¢**	2.6¢

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 53 to 60 form part of these accounts.

CONSOLIDATED BALANCE SHEET

at 30th June 2007 – Unaudited

	Note	30th June 2007 HK$M	31st December 2006 (restated) HK$M	30th June 2007 US$M	31st December 2006 (restated) US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	8	**58,573**	58,009	**7,509**	7,437
Intangible assets	9	**7,502**	7,486	**962**	960
Investments in associates	10	**8,997**	8,826	**1,154**	1,131
Other long-term receivables and investments		**3,439**	3,406	**441**	437
		78,511	77,727	**10,066**	9,965
Long-term liabilities		**(36,265)**	(33,956)	**(4,650)**	(4,353)
Related pledged security deposits		**7,703**	8,164	**988**	1,047
Net long-term liabilities	11	**(28,562)**	(25,792)	**(3,662)**	(3,306)
Retirement benefit obligations		**(204)**	(170)	**(26)**	(22)
Deferred taxation		**(6,698)**	(6,600)	**(859)**	(846)
		(35,464)	(32,562)	**(4,547)**	(4,174)
Net non-current assets		**43,047**	45,165	**5,519**	5,791
Current assets and liabilities					
Stock		**855**	762	**109**	98
Trade and other receivables	12	**9,490**	8,735	**1,217**	1,120
Liquid funds		**17,882**	15,624	**2,293**	2,003
		28,227	25,121	**3,619**	3,221
Current portion of long-term liabilities		**(4,959)**	(7,503)	**(636)**	(962)
Related pledged security deposits		**1,022**	1,352	**131**	173
Net current portion of long-term liabilities	11	**(3,937)**	(6,151)	**(505)**	(789)
Trade and other payables	13	**(12,216)**	(10,999)	**(1,566)**	(1,410)
Unearned transportation revenue		**(5,255)**	(4,671)	**(674)**	(599)
Taxation		**(2,996)**	(2,902)	**(384)**	(372)
		(24,404)	(24,723)	**(3,129)**	(3,170)
Net current assets		**3,823**	398	**490**	51
Net assets		**46,870**	45,563	**6,009**	5,842
CAPITAL AND RESERVES					
Share capital	14	**788**	787	**101**	101
Reserves		**45,957**	44,624	**5,892**	5,721
Funds attributable to Cathay Pacific shareholders		**46,745**	45,411	**5,993**	5,822
Minority interests		**125**	152	**16**	20
Total equity		**46,870**	45,563	**6,009**	5,842

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 53 to 60 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30th June 2007 – Unaudited

	2007 HK$M	2006 HK$M	2007 US$M	2006 US$M
Operating activities				
Cash generated from operations	**6,899**	4,761	**885**	610
Dividends received from associates	**223**	78	**29**	10
Interest received	**140**	100	**18**	13
Net interest paid	**(735)**	(446)	**(94)**	(57)
Tax paid	**(268)**	(345)	**(35)**	(44)
Net cash inflow from operating activities	**6,259**	4,148	**803**	532
Investing activities				
Sales of fixed assets	**9**	5	**1**	1
Net decrease in other long-term receivables and investments	**2**	39	**-**	5
Receipts from repayment of loan and capital reduction from associates	**-**	2	**-**	-
Payments for fixed and intangible assets	**(3,119)**	(1,644)	**(399)**	(211)
Net increase in liquid funds other than cash and cash equivalents	**(1,577)**	(503)	**(202)**	(65)
Payments to acquire additional shareholding in an associate	**(184)**	-	**(24)**	-
Net cash outflow from investing activities	**(4,869)**	(2,101)	**(624)**	(270)
Financing activities				
New financing	**2,234**	929	**286**	119
Shares issued	**23**	17	**3**	2
Loan and finance lease repayments	**(1,977)**	(2,489)	**(253)**	(319)
Dividends paid – to shareholders	**(1,260)**	(947)	**(162)**	(121)
– to minority interests	**(108)**	(15)	**(14)**	(2)
Net cash outflow from financing activities	**(1,088)**	(2,505)	**(140)**	(321)
Increase/(decrease) in cash and cash equivalents	**302**	(458)	**39**	(59)
Cash and cash equivalents at 1st January	**5,767**	4,267	**739**	547
Effect of exchange differences	**69**	37	**9**	5
Cash and cash equivalents at 30th June	**6,138**	3,846	**787**	493

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 53 to 60 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th June 2007 – Unaudited

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 31st December 2006	787	28,200	16,241	906	(642)	62	45,554	152	45,706
Adjustments to fair values of assets and liabilities acquired in prior period	–	(128)	–	–	–	(15)	(143)	–	(143)
At 31st December 2006 (restated)	787	28,072	16,241	906	(642)	47	45,411	152	45,563
Changes in cash flow hedges									
– recognised during the period	–	–	–	–	(143)	–	(143)	–	(143)
– deferred tax recognised	–	–	–	–	(1)	–	(1)	–	(1)
– transferred to profit for the period	–	–	–	–	123	–	123	–	123
Revaluation surplus recognised during the period	–	–	–	59	–	–	59	–	59
Share of reserves of associates (note 15)	–	–	–	–	–	(280)	(280)	–	(280)
Exchange differences	–	–	–	–	–	232	232	–	232
Net gain/(loss) recognised directly in equity	–	–	–	59	(21)	(48)	(10)	–	(10)
Profit for the period	–	2,581	–	–	–	–	2,581	81	2,662
Total recognised profit/(loss) for the period	–	2,581	–	59	(21)	(48)	2,571	81	2,652
2006 final dividend	–	(1,260)	–	–	–	–	(1,260)	–	(1,260)
Dividends paid to minority interests	–	–	–	–	–	–	–	(108)	(108)
Share options exercised	1	–	22	–	–	–	23	–	23
Total transactions with shareholders	1	(1,260)	22	–	–	–	(1,237)	(108)	(1,345)
At 30th June 2007	788	29,393	16,263	965	(663)	(1)	46,745	125	46,870

The notes on pages 53 to 60 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30th June 2006 – Unaudited

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 31st December 2005	676	26,492	7,531	228	30	11	34,968	283	35,251
Changes in cash flow hedges									
– recognised during the period	–	–	–	–	(205)	–	(205)	–	(205)
– deferred tax recognised	–	–	–	–	25	–	25	–	25
– transferred to profit for the period	–	–	–	–	(29)	–	(29)	–	(29)
Revaluation surplus recognised during the period	–	–	–	839	–	–	839	–	839
Exchange differences	–	–	–	–	–	7	7	–	7
Net gain/(loss) recognised directly in equity	–	–	–	839	(209)	7	637	–	637
Profit for the period	–	1,668	–	–	–	–	1,668	86	1,754
Total recognised profit/(loss) for the period	–	1,668	–	839	(209)	7	2,305	86	2,391
2005 final dividend	–	(947)	–	–	–	–	(947)	–	(947)
Dividends paid to minority interests	–	–	–	–	–	–	–	(15)	(15)
Share options exercised	1	–	16	–	–	–	17	–	17
Total transactions with shareholders	1	(947)	16	–	–	–	(930)	(15)	(945)
At 30th June 2006	677	27,213	7,547	1,067	(179)	18	36,343	354	36,697

The notes on pages 53 to 60 form part of these accounts.

NOTES TO THE ACCOUNTS

1. Basis of preparation and accounting policies

The unaudited interim report has been prepared on a basis consistent with the principal accounting policies adopted in the 2006 Annual Report.

The interim report has been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" and the disclosure requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

During the year ended 31st December 2006, the Group increased its shareholding from 17.8% to 100% in Dragonair. In accordance with Hong Kong Financial Reporting Standard ("HKFRS") 3 "Business Combinations", the Group has made certain adjustments to the fair values of assets and liabilities acquired as if these adjustments had been recognised from the acquisition date. The effect of the adjustments to the provisional fair value of assets and liabilities are as follows:

	HK$M
Decrease in reserves	3
Increase in goodwill	13
Decrease in stock	38
Decrease in fixed assets	77
Decrease in trade and other payables	99

During the year ended 31st December 2006, the Group increased its shareholding from 10% to 17.3% in Air China which became an associate. In accordance with HKFRS 3 "Business Combinations", the Group has made certain adjustments to the fair value of the investment acquired as if these adjustments had been recognised from the subscription date. Accordingly, reserves and investment in associates for the year ended 31st December 2006 decreased by HK$140 million.

2. Turnover

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties.

(a) Primary reporting by geographical segment

	Six months ended 30th June	
	2007 HK$M	2006 HK$M
Turnover by origin of sale:		
North Asia		
– Hong Kong and Mainland China	**14,971**	10,606
– Japan, Korea and Taiwan	**5,277**	4,301
South West Pacific and South Africa	**2,272**	1,918
South East Asia and Middle East	**3,602**	3,228
Europe	**3,990**	3,094
North America	**4,519**	3,939
	34,631	27,086

Countries included in each region are defined in the 2006 Annual Report. Geographical analysis of segment results, segment assets and segment liabilities is not disclosed for the reasons set out in the 2006 Annual Report.

2. Turnover *(continued)*

(b) Secondary reporting by business segment

	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M
Revenue – external sales		
– Passenger services	**20,980**	15,941
– Cargo services	**7,377**	6,314
	28,357	22,255
Unallocated revenue		
– Catering, recoveries and other services	**6,274**	4,831
	34,631	27,086

The Group is engaged in two main business segments: in passenger business and in freight traffic through the Company and two subsidiaries, Dragonair and AHK. Catering services, recoveries and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2006 Annual Report.

3. Operating profit

	Six months ended 30th June 2007 HK$M	Six months ended 30th June 2006 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	**893**	866
– Owned	**1,521**	1,133
Amortisation of intangible assets	**7**	19
Operating lease rentals		
– Land and buildings	**260**	200
– Aircraft and related equipment	**956**	589
– Others	**14**	18
Operating lease income		
– Aircraft and related equipment	**(196)**	–
Cost of stock expensed	**818**	760
Exchange differences	**(176)**	8
Auditors' remuneration	**4**	3
Income from listed investments	**–**	(25)
Income from unlisted investments	**(56)**	(51)

4. Net finance charges

	Six months ended 30th June	
	2007 HK$M	2006 HK$M
Net interest charges comprise:		
– Obligations under finance leases	**732**	685
– Interest income on related security deposits, notes and bonds	**(267)**	(313)
	465	372
– Bank loans and overdrafts	**301**	90
– Other loans wholly repayable within five years	**61**	22
	827	484
Income from liquid funds:		
– Funds with investment managers and other liquid investments	**(265)**	(198)
– Bank deposits and other receivables	**(140)**	(101)
	(405)	(299)
Financial derivatives:		
– Interest income	**(18)**	(8)
	404	177

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

5. Taxation

	Six months ended 30th June	
	2007 HK$M	2006 HK$M
Current tax expenses		
– Hong Kong profits tax	**26**	24
– Overseas tax	**228**	160
– Under provision for prior years	**22**	42
Deferred tax		
– Origination and reversal of temporary differences	**113**	90
	389	316

Hong Kong profits tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

6. Dividends

On 8th August 2007, the Board of Directors declared an interim dividend of HK¢25 per share (2006: HK¢20 per share) for the period ended 30th June 2007. This interim dividend which totals HK$985 million (2006: HK$786 million) will be paid on 2nd October 2007 to shareholders registered at the close of business on 7th September 2007. The share register will be closed from 3rd September 2007 to 7th September 2007, both dates inclusive.

7. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$2,581 million (2006: HK$1,668 million) by the daily weighted average number of shares in issue throughout the period of 3,937 million (2006: 3,382 million) shares and 3,942 million (2006: 3,389 million) shares respectively with the latter adjusted for the effects of the share options.

	2007 million	2006 million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,937**	3,382
Deemed issue of ordinary shares for no consideration	**5**	7
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,942**	3,389

8. Fixed assets

	Aircraft and related equipment HK$M	Other equipment HK$M	Buildings HK$M	Total HK$M
Cost				
At 1st January 2007	**89,984**	**3,234**	**5,202**	**98,420**
Adjustment to fair value of assets acquired in prior period	**(77)**	**-**	**-**	**(77)**
At 1st January 2007 (restated)	**89,907**	**3,234**	**5,202**	**98,343**
Exchange differences	**1**	**5**	**8**	**14**
Additions	**3,005**	**90**	**1**	**3,096**
Disposals	**(241)**	**(50)**	**(16)**	**(307)**
At 30th June 2007	**92,672**	**3,279**	**5,195**	**101,146**
Accumulated depreciation				
At 1st January 2007	**36,425**	**2,041**	**1,868**	**40,334**
Exchange differences	**-**	**4**	**4**	**8**
Charge for the period	**2,224**	**103**	**87**	**2,414**
Disposals	**(125)**	**(48)**	**(10)**	**(183)**
At 30th June 2007	**38,524**	**2,100**	**1,949**	**42,573**
Net book value				
At 30th June 2007	**54,148**	**1,179**	**3,246**	**58,573**
At 31st December 2006 (restated)	53,482	1,193	3,334	58,009

Fixed assets at 30th June 2007 include leased assets of HK$27,381 million (31st December 2006: HK$28,463 million).

9. Intangible assets

	Goodwill HK$M	Computer HK$M	Total HK$M
Cost			
At 1st January 2007	**7,390**	**636**	**8,026**
Adjustment to goodwill arising from the acquisition of Dragonair	**13**	**–**	**13**
At 1st January 2007 (restated)	**7,403**	**636**	**8,039**
Additions	**–**	**23**	**23**
At 30th June 2007	**7,403**	**659**	**8,062**
Accumulated amortisation			
At 1st January 2007	**–**	**553**	**553**
Charge for the period	**–**	**7**	**7**
At 30th June 2007	**–**	**560**	**560**
Net book value			
At 30th June 2007	**7,403**	**99**	**7,502**
At 31st December 2006 (restated)	7,403	83	7,486

10. Investment in associates

	30th June 2007 HK$M	31st December 2006 (restated) HK$M
Share of net assets		
– listed in Hong Kong	**6,406**	6,389
– unlisted	**337**	349
Goodwill	**2,254**	2,088
	8,997	8,826

11. Long-term liabilities

	30th June 2007		31st December 2006	
	Current HK$M	**Non-current HK$M**	Current HK$M	Non-current HK$M
Long-term loans	**1,637**	**14,150**	3,603	10,856
Obligations under finance leases	**2,300**	**14,412**	2,548	14,936
	3,937	**28,562**	6,151	25,792

12. Trade and other receivables

	30th June 2007 HK$M	31st December 2006 HK$M
Trade debtors	**4,941**	4,701
Derivative financial assets	**1,356**	720
Other receivables and prepayments	**3,085**	3,213
Due from associates	**108**	101
	9,490	8,735

	30th June 2007 HK$M	31st December 2006 HK$M
Analysis of trade debtors by age:		
Current	**4,830**	4,445
One to three months overdue	**80**	241
More than three months overdue	**31**	15
	4,941	4,701

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantees or other monetary collateral.

13. Trade and other payables

	30th June 2007 HK$M	31st December 2006 (restated) HK$M
Trade creditors	**4,747**	4,518
Derivative financial liabilities	**923**	756
Other payables	**6,229**	5,426
Due to associates	**202**	160
Due to other related companies	**89**	110
Bank overdrafts – unsecured	**26**	29
	12,216	10,999

	30th June 2007 HK$M	31st December 2006 (restated) HK$M
Analysis of trade creditors by age:		
Current	**3,360**	3,129
One to three months overdue	**779**	939
More than three months overdue	**608**	450
	4,747	4,518

14. Share capital

During the period under review, the Group did not purchase, sell or redeem any shares in the Company. At 30th June 2007, 3,938,753,572 shares were in issue (31st December 2006: 3,935,697,572 shares).

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew with an incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew who paid HK$1 each on acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The Scheme had been closed and no share options were available for issue under the Scheme during the period under review. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,327,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

HKFRS 2 "Share-based Payment" does not apply to this Scheme as share options were granted before 7th November 2002.

Upon exercise of share options, equity is increased by the number of options exercised. The options were exercised at HK$7.47 per share.

	2007 Number of shares	2006 Number of shares
Movements in options outstanding comprise:		
At 1st January	**9,058,000**	16,077,500
Options exercised	**(3,056,000)**	(2,222,000)
At 30th June	**6,002,000**	13,855,500
Options vested at 30th June	**6,002,000**	13,855,500

No option was granted under the Scheme during the period.

	2007	2006
Details of share options exercised during the period:		
Exercise date	**5/1/07-15/6/07**	10/1/06-30/6/06
Proceeds received (HK$)	**22,828,320**	16,598,340
Weighted average closing share price immediately before the exercise date (HK$)	**20.44**	13.85

15. Changes in equity

The share of reserves of associates relates to the purchase of the minority shares in China National Aviation Company Limited ("CNAC") by Air China.

16. Commitments and contingencies

(a) Outstanding commitments for capital expenditure authorised at the end of the period but not provided for in the accounts:

	30th June 2007 HK$M	31st December 2006 HK$M
Authorised and contracted for	**22,067**	23,422
Authorised but not contracted for	**6,871**	1,646
	28,938	25,068

(b) Guarantees in respect of bank loans and other liabilities outstanding at the end of the period:

	30th June 2007 HK$M	31st December 2006 HK$M
Associate	**17**	17
Staff	**200**	200
	217	217

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company operates in many jurisdictions and in certain of these there are disputes with the tax authorities. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

(e) The Company is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the United States, the European Union, Canada, Switzerland and New Zealand. The Company has been cooperating with the authorities in their investigations. The investigations are focussed on issues relating to pricing and competition. The Company is represented by legal counsel in connection with the investigations.

The Company has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia. The Company is represented by legal counsel in the actions filed in the United States, Canada and Australia and intends to defend each of those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. The Company is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

17. Financial risk management

Exposure to fluctuations in foreign exchange rates, interest rates and fuel prices are reviewed regularly and positions amended to comply with policies and guidelines.

IV. INDEBTEDNESS

As at the close of business on 30th September 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had unsecured bank overdrafts of approximately HK$21 million, bank and other loans of approximately HK$15,624 million and finance lease obligations of approximately HK$17,754 million (netted off by pledged security deposits of HK$8,647 million). As at 30th September 2007, the bank and other loans of HK$8,165 million were secured. Security, including charges over the aircraft concerned and relevant insurance policies, is provided to the leasing companies or other parties that provided the underlying finance leases and bank and other loans.

As at 30th September 2007, included in other liquid investments are bank deposits of HK$1,724 million and debt securities of HK$61 million which are pledged as part of long-term financing arrangements. The arrangements provide that these deposits and debt securities must be maintained at specified levels for the duration of the financing.

CONTINGENT LIABILITIES

As at 30th September 2007, the Group had the following contingent liabilities.

(a) Guarantees in respect of bank loans and other liabilities outstanding as at 30th September 2007:

	HK$M
Associate	18
Staff	200
	218

(b) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements.The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(c) The Company operates in many jurisdictions and in certain of these there are disputes with the tax authorities. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made.However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

(d) The Company is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the United States, the European Union, Canada, Switzerland and New Zealand. The Company has been cooperating with the authorities in their investigations.The investigations are focused on issues relating to pricing and competition.The Company is represented by legal counsel in connection with the investigations.

The Company has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia alleging violations of local competition laws arising from the Company's conduct relating to its air cargo operations. In addition, civil class action claims have been filed in the United States but not served upon the Company alleging violations of U.S. competition laws arising from the Company's conduct relating to certain of its passenger operations. The Company is represented by legal counsel in the actions filed in the United States, Canada and Australia and is defending those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties.The Company is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

Except for as disclosed above, the Directors have confirmed that there has been no material change in the indebtedness and guarantees of the Group since 30th September 2007.

APPENDIX II – GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2006, being the date to which the latest published audited accounts of the Company were made up.

DISCLOSURE OF INTERESTS

(a) Share Interests of Directors and Chief Executive

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

Interests in shares of Cathay Pacific

Name of Director	Capacity	Long or short position	Number of ordinary shares in the Company	Percentage of issued capital
Philip Chen	Beneficial owner	Long position	9,000	0.00023%
Tony Tyler	Beneficial owner	Long position	5,000	0.00013%

Interests in shares of HAECO, an associated corporation of Cathay Pacific

Name of Director	Capacity	Long or short position	Number of ordinary shares in HAECO	Percentage of issued capital
John Slosar	Beneficial owner	Long position	6,400	0.00385%

(b) Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Interests in shares of Cathay Pacific

Name	Number of ordinary shares	Long or short position	Percentage of issued capital
Air China Limited	2,948,122,554	Long position	74.85%
China National Aviation Holding Company	2,948,122,554	Long position	74.85%
CITIC Pacific Limited	2,948,122,554	Long position	74.85%
Swire Pacific Limited	2,948,122,554	Long position	74.85%
John Swire & Sons Limited	2,948,122,554	Long position	74.85%

Note: As at the Latest Practicable Date,

(a) Under Section 317 of the SFO, each of Air China Limited, China National Aviation Company Limited, CITIC Pacific Limited and Swire Pacific Limited, being a party to the Shareholders' Agreement in relation to the Company dated 8th June 2006, is deemed to be interested in a total of 2,948,122,554 shares of the Company, comprising:

(i) 1,572,332,028 shares directly held by Swire Pacific Limited;

(ii) 687,695,263 shares indirectly held by CITIC Pacific Limited and its wholly owned subsidiary Super Supreme Company Limited, comprising the following shares held by their wholly owned subsidiaries: 286,451,154 shares held by Custain Limited, 189,976,645 shares held by Grand Link Investments Holdings Ltd., 21,809,399 shares held by Perfect Match Assets Holdings Ltd., and 189,658,065 shares held by Smooth Tone Investments Ltd.; and

(iii) 687,695,263 shares indirectly held by Air China Limited and its subsidiaries China National Aviation Company Limited and Total Transform Group Limited, comprising the following shares held by their wholly owned subsidiaries: 288,596,335 shares held by Angel Paradise Ltd., 191,922,273 shares held by Easerich Investments Inc. and 207,376,655 shares held by Motive Link Holdings Inc.

(b) China National Aviation Holding Company is deemed to be interested in a total of 2,948,122,554 shares of the Company, in which its subsidiary Air China Limited is deemed interested.

(c) John Swire & Sons Limited and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in a total of 2,948,122,554 shares of the Company by virtue of the John Swire & Sons Limited group's direct or indirect interest in shares of Swire Pacific Limited representing approximately 35.43% of the issued capital and approximately 55.31% of the voting rights.

(c) Details of options granted by the Company

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 under which options to subscribe for 68,327,000 shares of the Company at the exercise price of HK$7.47 per share were granted on 15th March 1999 to flight deck crew who paid HK$1 each on acceptance of their share options. The Scheme has been closed and no share options are available for issue under the Scheme. None of the Directors or chief executive was granted any share options under the Scheme.

Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

As at the Latest Practicable Date, options to subscribe for 4,860,500 shares of the Company were outstanding, the details of which are as follows:

Date of grant	Number of share options outstanding as at the Latest Practicable Date	Option period	Subscription price per share HK$
15/03/1999	4,860,500	15/03/1999 – 14/03/2009	7.47

(d) Substantial shareholders in the Company's subsidiaries

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were interested in 10% or more of the issued capital carrying rights to vote at general meetings of the following subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding
Abacus Distribution Systems (Hong Kong) Limited	PCCW Enterprises Limited	5,778,945 ordinary shares	37.04%
AHK Air Hong Kong Limited	DHL Worldwide Express BV	36,268,000 "B" ordinary shares	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032 common shares	40%

(e) Directors' interests in competing businesses

Christopher Pratt, Philip Chen and Li Jiaxiang are directors of Air China Limited. Air China Limited competes or is likely to compete, either directly or indirectly, with the business of the Company as it operates airline services to certain destinations which are also served by the Company.

The Directors consider that the Group is capable of and does carry on its business independently of, and on arm's length basis with, the competing business of Air China Limited.

(f) Other interests of Directors

Philip Chen, Martin Cubbon, James Hughes-Hallett, Christopher Pratt and John Slosar are all directors of Swire Pacific Limited. They are also employees of the John Swire & Sons Limited group ("Swire Group"), so are Robert Atkinson and Tony Tyler. Li Jiaxiang and Zhang Lan are directors and/or employees of Air China Limited. Henry Fan, Vernon Moore and Leslie Chang are directors and employees of CITIC Pacific Limited. Swire Pacific Limited, John Swire & Sons Limited, Air China Limited and CITIC Pacific Limited are substantial shareholders of the Company, as noted above.

The Company has an agreement for services (the "JSS Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"), pursuant to which JSSHK provides advice and expertise of the directors and senior officers of the Swire Group, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The Company also reimburses the Swire Group for all the expenses incurred in the provision of the services at cost.

The JSS Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

As directors and/or employees of the Swire Group, Robert Atkinson, Philip Chen, Martin Cubbon, James Hughes-Hallett, Christopher Pratt, John Slosar, Tony Tyler and Robert Woods are interested in the JSS Agreement.

(g) Interests in assets

As at the latest Practicable Date, none of the Directors has or has had any interest, direct or indirect, in any assets which have been, since 31st December 2006, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

(h) Service contracts

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

LITIGATION

The Company operates in many jurisdictions and in certain of these there are disputes with the tax authorities. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions

The Company is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the United States, the European Union, Canada, Switzerland and New Zealand. The Company has been cooperating with the authorities in their investigations. The investigations are focused on issues relating to pricing and competition. The Company is represented by legal counsel in connection with the investigations.

The Company has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia alleging violations of local competition laws arising from the Company's conduct relating to its air cargo operations. In addition, civil class action claims have been filed in the United States but not served upon the Company alleging violations of U.S. competition laws arising from the Company's conduct relating to certain of its passenger operations. The Company is represented by legal counsel in the actions filed in the United States, Canada and Australia and is defending those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. The Company is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

Except as disclosed above, there were no litigation or claims of material importance pending or threatened against any member of the Group as at the Latest Practicable Date.

MATERIAL CONTRACTS

The Group has entered into the following material contracts within the two years immediately preceding the date of this circular:

(a) purchase agreement dated 14th December 2005 entered into between CPAS and Boeing Company in relation to the purchase of 12 Boeing 777-300ER aircraft.

(b) supplemental agreement dated 1st June 2006 to the purchase agreement dated 14th December 2005 entered into between CPAS and Boeing Company in relation to the purchase of 2 Boeing 777-300ER aircraft.

(c) restructuring agreement dated 8th June 2006 entered into between Swire, CITIC, China National Aviation Company Limited, Air China and Cathay Pacific in relation to the restructuring of the shareholdings in Hong Kong Dragon Airlines Limited and Cathay Pacific and the acquisition by Cathay Pacific of additional Air China H Shares.

(d) operating agreement dated 8th June 2006 between Air China and Cathay Pacific pursuant to which Air China and Cathay Pacific have agreed to co-operate in various operational areas.

(e) purchase agreement dated 22nd June 2006 entered into between CPAS and Boeing Company in relation to the purchase of 6 Boeing 747-400ERF freighters.

(f) framework agreement dated 21st May 2007 between Cathay Pacific and HAECO in relation to the provision of aircraft maintenance services by HAECO group to Cathay Pacific group.

(g) supplemental agreement dated 7th August 2007 to the purchase agreement dated 14th December 2005 entered into between CPAS and Boeing Company in relation to the purchase of 5 Boeing 777-300ER aircraft.

(h) Agreements dated 8th November 2007 entered into between CPAS and Boeing Company in relation to the purchase of 7 Boeing 777-300ER aircraft and 10 Boeing 747-8 freighters, the details of which are set out in the section headed "Letter from the Board" of this circular.

Except as disclosed above, no other material contract has been entered into by the Group within the two years immediately preceding the date of this circular.

DOCUMENT AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection by Shareholders during normal business hours at the registered office of the Company at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong on weekdays other than public holidays up to and including 7th December 2007:

(a) the memorandum and articles of association of the Company;

(b) circular to Shareholders dated 21st March 2007 issued by the Company in respect of setting annual caps for continuing connected transactions with DHL International GmbH;

(c) circular to Shareholders dated 31st May 2007 issued by the Company in respect of the continuing connected transactions with HAECO;

(d) circular to Shareholders dated 22nd August 2007 issued by the Company in respect of the purchase of 5 Boeing 777-300ER aircraft;

(e) the audited financial information of the Group for the two financial years ended 31st December 2005 and 31st December 2006;

(f) material contracts referred to in the section headed "Material Contracts" of this appendix.

POLL PROCEDURE

Under the articles of association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 of the Company's articles of association provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

MISCELLANEOUS

1. The secretary of the Company is David Fu. He holds a Master of Arts degree from Oxford University and is an associate member of The Hong Kong Institute of Chartered Secretaries and The Institute of Chartered Secretaries and Administrators.

2. The qualified accountant to the Company is Robert Atkinson. He holds a Bachelor of Arts (Honours) degree from Nottingham University and is a Fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants.

3. The registered address of the Company is at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong. The head office of the Company is at 7th Floor, North Tower, Cathay Pacific City, 8 Scenic Road, Hong Kong International Airport, Lantau, Hong Kong.

4. The Company's share registrars and transfer office is Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

END